Exhibit 99.2
Results for Announcement to the Market
James Hardie Industries N.V.
ARBN 097 829 895
Appendix 4E – Preliminary Final Report Year Ended 31 March 2008

Key Information	Year Ended 31 March
	2008		2007
	US$M		US$M		Movement

Net Sales From Ordinary Activities		1,468.8		1,542.9	Down	5%

Operating (Loss) Profit From Continuing Operations After Tax Attributable to Shareholders		(71.6)		150.8	Down	—

Operating (Loss) Profit Including Cumulative Change In Accounting Principle For Stock-Based Compensation		(71.6)		151.7	Down	—

Net Tangible (Liabilities) Assets per Ordinary Share	US$	(0.47)	US$	0.55	Down	—

Dividend Information
•	A dividend of US 8.0 cents per share/CUFS is payable to share/CUFS holders on 11 July 2008. A dividend of US 12 cents per share/CUFS was paid on 18 December 2007 and a dividend of US 15 cents per share/CUFS was paid on 10 July 2007.
•	Record Date is 4 June 2008 to determine entitlements to the dividend payable to share /CUFS holders on 10 July 2007 (ie, on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00 pm if securities are not CHESS approved, or security holding balances established by 5:00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved).
•	This dividend and future dividends will be unfranked for Australian taxation purposes.
•	This dividend is subject to Dutch withholding tax of 15%. For withholding tax information see: www.Jameshardie.com (select Investor Relations, then Shareholder services then Tax Information) or contact Computershare.
•	The Australian currency equivalent amount of dividend to be paid to CUFS holders will be announced to the ASX on or about 5 June 2008.
•	No dividend reinvestment plans are available for this dividend.
Movements in Controlled Entities during the year ended 31 March 2008
The following entities were liquidated: James Hardie FC Pty Ltd (20 April 2007), James Hardie Windows (Holdings) Pty Ltd (20 April 2007), (James Hardie US Holdings, Inc. (9 August 2007) and James Hardie Building Products LLC (9 August 2007).
ABTCO Road LLC was dissolved on 21 November 2007.
Audit
The results and financial information included within this Preliminary Final Report have been prepared using US GAAP and have been subject to an independent audit by external auditors.
Results for the 4th Quarter and Year Ended 31 March 2008
Contents
1. Media Release
2. Management’s Analysis of Results
3. Management Presentation
4. Consolidated Financial Statements
James Hardie Industries N.V. is incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited. The information contained in the above documents comprise the information required by ASX Listing Rule 4.2A and should be read in conjunction with the James Hardie 2007 Annual Report which can be found on the company website at www.jameshardie.com.

MEDIA RELEASE

22 May 2008	For analyst and media enquiries please
call Steve Ashe on: Tel: (02) 8274 5246
Mob: 0408 164 011.
4th quarter net operating profit US$20.1m
Full year net operating profit US$169.7m
(both excluding asbestos, asset impairments and tax adjustments)
James Hardie today announced a US$20.1 million net operating profit, excluding asbestos, asset impairments and tax adjustments for the quarter ended 31 March 2008, a decrease of 61% compared to the same period last year.
For the quarter, net operating loss including asbestos, asset impairments and tax adjustments was US$146.9 million compared to a net operating profit of US$103.1 million for the same quarter last year.
For the full year, net operating profit excluding asbestos, asset impairments and tax adjustments decreased 20% to US$169.7 million from US$211.8 million. Including asbestos, asset impairments and tax adjustments, the company incurred a net operating loss of US$71.6 million for the full year compared to a net operating profit of US$151.7 million for last year.
Operating Performance
Fourth quarter net sales decreased 13% to US$312.9 million, gross profit was down 20% to US$107.2 million and EBIT excluding asbestos and asset impairments was 39% lower at US$43.2 million. EBIT including asbestos and asset impairments improved from a loss of US$215.8 million to a loss of US$181.5 million.
For the full year, net sales decreased 5% to US$1,468.8 million, gross profit was down 8% to US$530.0 million and EBIT excluding asbestos and asset impairments decreased 12% to US$281.7 million. EBIT including asbestos and asset impairments increased 58% from an EBIT loss of US$86.6 million in fiscal year 2007 to an EBIT loss of US$36.6 million in fiscal year 2008.
In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 8. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”; and Non-US GAAP financial measures (“EBIT excluding asbestos and asset impairments”, “EBIT margin excluding asbestos and asset impairments”, “Net operating profit excluding asbestos, asset impairments and tax adjustments”, “Diluted earnings per share excluding asbestos, asset impairments and tax adjustments”, “Operating profit before income taxes excluding asbestos and asset impairments” and “Effective tax rate excluding asbestos, asset impairments and tax adjustments” and EBITDA). Unless otherwise stated, results and comparisons are of the 4th quarter and the full year of the current fiscal year versus the 4th quarter and the full year of the prior fiscal year.
Media Release: James Hardie - 4th Quarter and Full Year FY08

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The slump in the US housing market, our largest market, deepened during the quarter as builders continued to reduce the pace of new home construction in an environment of weak sales and high inventories of new homes for sale. New housing starts are now running around 55% off their peak levels of 2006. Despite this, the business was able to partly offset the impact of the much weaker housing market during the year through market penetration against alternative materials. USA Fibre Cement net sales fell 20% for the quarter and 9% for the full year. EBIT was down 41% to US$50.3 million and 13% to $313.6 million for the quarter and full year, respectively, due to lower volumes and higher costs, partially offset by lower SG&A spending for the full year.
Asia Pacific Fibre Cement net sales were up 14% for the quarter due to a stronger Australian dollar against the US dollar and a higher average net sales price. Asia Pacific Fibre Cement EBIT increased 22% to US$10.7 million for the quarter and 28% to US$50.3 million for the full year due to an improved operating performance in the Australia and New Zealand Fibre Cement business and favourable currency movements.
Diluted earnings per share for the quarter decreased to a loss of US33.8 cents per share from earnings of US22.0 cents in the same period last year and decreased from US32.5 cents to a loss of US15.7 cents for fiscal year 2008. Weighted average shares outstanding were 8% lower at 31 March 2008 as compared to 31 March 2007 as a result of the company’s share buy-back program.
Diluted earnings per share excluding asbestos, asset impairments and tax adjustments decreased by 58% from US11.0 cents to US4.6 cents for the quarter and decreased by 18% from US45.4 cents to US37.2 cents for fiscal year 2008. Diluted earnings per share excluding asbestos, asset impairments and tax adjustments benefited from the share buy-back program commenced during fiscal year 2008.
4th Quarter and Full Year at a Glance

	Q4	Q4%				%
US$ Million	FY 2008	FY 2007	Change	FY 2008	FY 2007	Change

Net sales	$312.9	$360.9	(13)	$1,468.8	$1,542.9	(5)

Gross profit	107.2	133.8	(20)	530.0	573.0	(8)

SCI and other related expenses	—	(5.4)	—	—	(13.6)	—

EBIT excluding asbestos and asset impairments	43.2	70.5	(39)	281.7	318.9	(12)

AICF SG&A expenses	(1.3)	—	—	(4.0)	—	—

Asbestos adjustments	(182.3)	(286.3)	36	(240.1)	(405.5)	41

Impairment charges	(38.6)	—	—	(71.0)	—	—

EBIT	(181.5)	(215.8)	16	(36.6)	(86.6)	58

Net interest (expense) income	(2.2)	(4.2)	48	1.1	(6.5)	—

Income tax benefit (expense)	36.8	323.1	(89)	(36.1)	243.9	—

Net operating (loss) profit	(146.9)	103.1	—	(71.6)	151.7	—

Media Release: James Hardie - 4th Quarter and Full Year FY08

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Net operating profit excluding asbestos, asset impairments and tax adjustments decreased 61% for the quarter to US$20.1 million, and was 20% lower for the full year at US$169.7 million, as shown in the following table:

	Q4	Q4%				%
US$ Million	FY 2008	FY 2007	Change	FY 2008	FY 2007	Change

Net operating (loss) profit	$(146.9)	$103.1	—	$(71.6)	$151.7	—

Excluding:
Asbestos:
Asbestos adjustments	182.3	286.3	(36)	240.1	405.5	(41)
AICF SG&A expenses	1.3	—	—	4.0	—	—
AICF interest income	(2.4)	—	—	(9.4)	—	—
Tax benefit related to asbestos adjustments	(46.2)	(335.0)	(86)	(45.8)	(335.0)	(86)
Asset impairments:
Impairment charges (net of tax)	24.6	—	—	44.6	—	—
Impairment related costs (net of tax)	1.6	—	—	2.0	—	—

Tax adjustments	5.8	(3.0)	—	5.8	(10.4)	—

Net operating profit excluding asbestos, asset impairments and tax adjustments	$20.1	$51.4	(61)	$169.7	$211.8	(20)

Commentary
James Hardie’s CEO, Mr Louis Gries said: “Overall, our major businesses performed relatively well for the year in very challenging market conditions, particularly in the United States. However, fourth quarter results were disappointing.
“In the US, the housing market continued to deteriorate in all four quarters of this past year. New housing starts were down 37% from last year and 55% from their peak in 2006.
“Our USA Fibre Cement business again outperformed the broader market for the year with sales down only 9%. It achieved these results mainly through further market penetration at the expense of alternative materials.
“The normal seasonal pickup in new housing activity expected in the latter part of the fourth quarter did not occur, adversely affecting fourth quarter performance in our US business.
“Indicators of future housing construction activity suggest some further weakness is to be expected. However, early first quarter sales for the US business indicate a slight pick up in demand, although not to the extent experienced in previous years.
“In our Asia Pacific Fibre Cement business, continued acceptance of our new differentiated products by builders, developers and architects in Australia and New Zealand helped lift sales performance for the year,” said Mr Gries.
Dividend
The company today announced a final dividend of US8 cents a share. The dividend will be paid on 11 July 2008 to shareholders registered on 4 June 2008. The full year dividend for FY08 will be US20 cents a share, consistent with the full year dividend for FY07.
Media Release: James Hardie - 4th Quarter and Full Year FY08

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Share Buy-Back Program
On 15 August 2007, the company announced a share buy-back program of up to 10% of the company’s issued capital, approximately 46.8 million shares.  The company bought back 2.2 million shares and 35.7 million shares of common stock during the three months and full year ended 31 March 2008, respectively. The bought back shares had an aggregate cost of A$12.7 million (US$11.7 million) and A$236.4 million (US$208.0 million) during the three months and full year ended 31 March 2008, respectively. The average price paid per share of common stock was A$5.77 (US$5.32) and A$6.62 (US$5.83) during the three months and full year ended 31 March 2008, respectively. The US dollar amounts were determined using the weighted average spot rates for the days on which shares were purchased. The company did not purchase any shares during the period between 1 April 2008 and 22 May 2008. The company cancelled 35.0 million shares on 31 March 2008.
USA Fibre Cement
Fourth quarter net sales were down 20% compared to the same quarter last year, to US$232.5 million. Sales volume decreased 19% to 393.9 million square feet, and the average net sales price decreased 1% from US$598 to US$590 per thousand square feet.
For the full year, net sales were down 9% compared to the same period last year, to US$1,144.8 million. Sales volume decreased 11% to 1,916.6 million square feet, and the average net sales price was 2% higher at US$597 per thousand square feet.
Despite improved housing affordability as a result of further interest rate cuts, the US housing market continued to deteriorate during the quarter as weaker consumer confidence, tighter mortgage lending standards and falling house prices weighed heavily on demand for new homes. Housing construction starts for the quarter were at near record lows as builders again slowed the pace of new home construction in an attempt to reduce very high inventory levels, and as increased foreclosures placed more existing homes for sale.
Sales volumes were lower across all divisions and in each key region, other than Canada. Most of the decrease in sales volumes came from our exterior products category with only the ColorPlus® collection of products recording sales growth for the quarter. Sales of our interior products category were slightly weaker for the quarter.
The seasonal pickup in demand that was expected in the latter part of the quarter did not occur and this led to inventory levels for the business at the end of the quarter being higher than expected.
EBIT for the quarter was 41% lower at US$50.3 million, primarily due to lower volume and higher manufacturing costs. The EBIT margin was 21.6%. For the full year, EBIT was 13% lower at US$313.6 million and the EBIT margin was 27.4%.
Asia Pacific Fibre Cement
Net sales increased 14% to US$73.5 million for the quarter. In Australian dollars, net sales decreased 1% due to a 3% decrease in sales volume, partially offset by an increase of 2% in the average Australian dollar net sales price.
For the full year, net sales increased 19% to US$298.3 million. In Australian dollars, net sales increased 4% due to a 2% increase in sales volumes and a 2% increase in the average Australian dollar net sales price.
Media Release: James Hardie - 4th Quarter and Full Year FY08

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Residential construction activity was slightly weaker in both Australia and New Zealand compared to the same quarter last year. There was a small decrease in sales volumes in Australia and New Zealand mainly due to the impact of less production days associated with Easter falling in March, compared with it falling in April last year. In Australia, sales of Scyon™ branded differentiated products continued to grow and increase as a proportion of the sales mix. For the full year, sales of Scyon™ branded products were up 150% compared to the previous fiscal year. In New Zealand, differentiated products, including Linea® weatherboards, also continued to grow as a proportion of the sales mix. In the Philippines, net sales were down 4%, in local currency, compared to the same quarter last year due to a small decrease in both sales volumes and the average sales price, primarily due to a reduction in export sales.
EBIT was 22% higher for the quarter at US$10.7 million and 28% higher at US$50.3 million for the full year due to an increased gross margin together with the appreciation of Asia Pacific currencies against the US dollar. The EBIT margin was 14.6% for the quarter and 16.9% for the full year.
USA Hardie Pipe
Net sales for the quarter and full year decreased compared to the same periods last year due to materially lower sales volume as a result of weaker residential and non-residential construction activity in Florida. The business also experienced a greater EBIT loss for the quarter and full year compared to a small EBIT loss in the same quarter last year and a small positive EBIT for the full year last year.
The recent downturn in construction activity and the outlook for our USA Hardie Pipe business in the Southeast of the Unites States has prompted the company to close the business, resulting in an impairment charge of US$25.4 million in the fourth quarter, as discussed below. Production in the Plant City, Florida manufacturing facility discontinued in May 2008.
Europe Fibre Cement
The Europe Fibre Cement business incurred significantly reduced EBIT losses for the quarter and full year as it continued to build sales and improve operating margins.
Impairment Charges
The downturn in US construction activity has prompted the company to review the carrying value of certain long-lived assets. As a result of these reviews, asset impairments of US$38.6 million and US$71.0 million have been taken in the fourth quarter and the full year, respectively.
On 31 October 2007, the company announced plans to suspend production at its Blandon, Pennsylvania plant in the US.  The company recorded an asset impairment of US$32.4 million in the quarter ended 31 December 2007 and the year ended 31 March 2008 in its USA Fibre Cement segment.  The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows.  These assets are being held for use by the company.  Between the date of the announcement and 31 March 2008, the company has incurred US$1.4 million of impairment related costs. These impairment related costs are not included in the impairment charge of US$32.4 million and have been included in cost of goods sold and selling, general and administrative expenses in the period in which they were incurred.
Media Release: James Hardie - 4th Quarter and Full Year FY08

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On 22 May 2008, the company announced plans to cease production at its Plant City, Florida Hardie Pipe manufacturing facility in the US.  As a result, the company recorded an asset impairment of US$25.4 million in the fourth quarter and the year ended 31 March 2008 in its Other segment. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. In addition to the impairment charge, the company has recorded US$1.8 million of impairment related costs in the year ended 31 March 2008.
The company also recorded an asset impairment of US$13.2 million in the fourth quarter and the year ended 31 March 2008 related to buildings and machinery used to produce materials for the company’s products. This impairment charge was recorded in its USA Fibre Cement segment. The impaired assets were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows.
Asbestos Adjustments
The effect of asbestos adjustments on EBIT for the quarter and full year ended 31 March 2008 are as follows:

US$ Million	Q4 FY08	Q4 FY07	FY 2008	FY 2007

Change in estimates	$(154.1)	$70.3	$(152.9)	$28.5

Effect of foreign exchange	(28.2)	(17.1)	(87.2)	(94.5)

Impact of tax-effecting the net Amended FFA liability	—	(335.0)	—	(335.0)

Other adjustments	—	(4.5)	—	(4.5)

Asbestos adjustments	$(182.3)	$(286.3)	$(240.1)	$(405.5)

Readers are referred to Note 12 of the company’s 31 March 2008 Consolidated Financial Statements for further information on the asbestos adjustments.
ASIC Proceedings
In February 2007, the Australian Securities and Investments Commission (ASIC) commenced civil proceedings against the company, a former subsidiary and ten then-present or former officers and directors of the James Hardie group. The civil proceedings concern alleged contraventions of certain provisions of the Corporations Law and/or the Corporations Act connected with the affairs of the company and certain subsidiaries during the period February 2001 to June 2003.
Readers are referred to Note 13 of the company’s 31 March 2008 Consolidated Financial Statements for further information on the ASIC Proceedings.
Cash Flow
Operating cash flow for the full year ended 31 March 2008 increased from cash used of US$67.1 million to cash generated of US$319.3 million. The increase was driven primarily by the payment of a deposit with the Australian Taxation Office pending a disputed amended assessment and payments made to fund the AICF during the year ended 31 March 2007 totalling US$154.8 million and US$151.9 million, respectively, compared to payments of US$9.7 million and nil, respectively, in the current full year. Capital expenditures for the purchase of property, plant and equipment decreased from US$92.6 million to US$38.5 million.
Media Release: James Hardie - 4th Quarter and Full Year FY08

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Outlook
In North America, factors such as high inventory levels of new homes for sale, an increased rate of foreclosures placing more existing properties on the market, weaker economic conditions and consumer sentiment, and tighter mortgage lending standards, all suggest that further weakness in the level of new housing construction activity is likely in the short-term.
To address the prospect of further market weakness, the USA Fibre Cement business underwent a further business reset in April to enable its cost base to better reflect expected market demand.
The business remains committed to investing in key growth initiatives and expects to further increase market share at the expense of alternative materials and outperform the broader market. However, as a result of the severe decline in housing construction activity and the prospect of a further decline in the short-term, the business has increased its focus on initiatives that build EBIT performance.
In Asia Pacific Fibre Cement, the short-term outlook is for residential construction activity to be flat in Australia, slightly weaker in New Zealand and for construction activity in the Philippines to be stronger. The business expects to continue to grow primary demand for fibre cement and increase market shares through its range of differentiated products in Australia and New Zealand. Non-differentiated products are expected to remain subject to strong competition.
Changes to the company’s asbestos liability to reflect changes in foreign exchange rates or updates to the actuarial estimate and the other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s consolidated financial statements. Readers are referred to Note 12 of the company’s 31 March 2008 Consolidated Financial Statements for more information about the company’s asbestos liability.
END
Media/Analyst Enquiries:
Steve Ashe
Vice President Investor Relations

Telephone:	+61 2 8274 5246
Mobile:	+61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	+61 2 8274 5218
This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, a Management Presentation and a Financial Report.
These documents, along with a webcast of the management presentation on 22 May 2008, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com
The company lodged its annual filing for the year ended 31 March 2007 with the SEC on 6 July 2007.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge.  Requests can be made via the company website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.
Media Release: James Hardie - 4th Quarter and Full Year FY08

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Definitions
Financial Measures – US GAAP equivalents
EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit – is equivalent to the US GAAP measure of income.
Net operating profit – is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16'' thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16'' thickness.
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense.
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – short-term and long-term debt less cash and cash equivalents.
Media Release: James Hardie - 4th Quarter and Full Year FY08

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Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and asset impairments – EBIT and EBIT margin excluding asbestos and asset impairments are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q4	Q4
US$ Millions	FY08	FY07	FY08	FY07

EBIT	$(181.5)	$(215.8)	$(36.6)	$(86.6)

Asbestos:
Asbestos adjustments	182.3	286.3	240.1	405.5
AICF SG&A expenses	1.3	—	4.0	—

Asset impairments:
Impairment charges	38.6	—	71.0	—
Impairment related costs	2.5	—	3.2	—

EBIT excluding asbestos and asset impairments	43.2	70.5	281.7	318.9
Net Sales	$312.9	$360.9	$1,468.8	$1,542.9

EBIT margin excluding asbestos and asset impairments	13.8%	19.5%	19.2%	20.7%

Net operating profit excluding asbestos, asset impairments and tax adjustments – Net operating profit excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY08	FY07	FY08	FY07

Net operating (loss) profit	$(146.9)	$103.1	$(71.6)	$151.7

Asbestos:
Asbestos adjustments	182.3	286.3	240.1	405.5
AICF SG&A expenses	1.3	—	4.0	—
AICF interest income	(2.4)	—	(9.4)	—
Tax benefit related to asbestos adjustments	(46.2)	(335.0)	(45.8)	(335.0)

Asset impairments:
Impairment charges (net of tax)	24.6	—	44.6	—
Impairment related costs (net of tax)	1.6	—	2.0	—

Tax adjustments	5.8	(3.0)	5.8	(10.4)

Net operating profit excluding asbestos, asset impairments and tax adjustments	$20.1	$51.4	$169.7	$211.8

Media Release: James Hardie - 4th Quarter and Full Year FY08

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Diluted earnings per share excluding asbestos, asset impairments and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY08	FY07	FY08	FY07

Net operating profit excluding asbestos, asset impairments and tax adjustments	$20.1	$51.4	$169.7	$211.8

Weighted average common shares outstanding — Diluted (millions)	434.6	469.0	456.1	466.4

Diluted earnings per share excluding asbestos, asset impairments and tax adjustments (US cents)	4.6	11.0	37.2	45.4

Effective tax rate excluding asbestos, asset impairments and tax adjustments – Effective tax rate excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY08	FY07	FY08	FY07

Operating loss before income taxes	$(183.7)	$(220.0)	$(35.5)	$(93.1)

Asbestos:
Asbestos adjustments	182.3	286.3	240.1	405.5
AICF SG&A expenses	1.3	—	4.0	—
AICF interest income	(2.4)	—	(9.4)	—

Asset impairments:
Impairment charges	38.6	—	71.0	—
Impairment related costs	2.5	—	3.2	—

Operating profit before income taxes excluding asbestos and asset impairments	$38.6	$66.3	$273.4	$312.4

Income tax benefit (expense)	36.8	323.1	(36.1)	243.9

Tax benefit related to asbestos adjustments	(46.2)	(335.0)	(45.8)	(335.0)

Tax benefit related to asset impairments	(14.9)	—	(27.6)	—

Tax adjustments	5.8	(3.0)	5.8	(10.4)

Income tax expense excluding asbestos, asset impairments and tax adjustments	(18.5)	(14.9)	(103.7)	(101.5)

Effective tax rate excluding asbestos, asset impairments and tax adjustments	48.0%	22.5%	37.9%	32.5%

Media Release: James Hardie - 4th Quarter and Full Year FY08

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EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q4	Q4
US$ Millions	FY08	FY07	FY08	FY07

EBIT	$(181.5)	$(215.8)	$(36.6)	$(86.6)

Depreciation and amortisation	14.4	13.7	56.5	50.7

EBITDA	$(167.1)	$(202.1)	$19.9	$(35.9)

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Disclaimer
This Media Release contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations concerning the costs associated with the suspension of operations at our Blandon, Pennsylvania and Plant City, Florida plants;
•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission;

•	statements regarding tax liabilities and related proceedings;

•	expectations that our credit facilities will be extended or renewed;

•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and we undertake no duty to update or revise any such statements.
Media Release: James Hardie - 4th Quarter and Full Year FY08

12

MANAGEMENT’S ANALYSIS OF RESULTS
22 May 2008
James Hardie Industries N.V.
Results for the 4th Quarter and Full Year Ended 31 March 2008

	Three Months and Full Year Ended 31 March
	Q4 FY08		Q4 FY07%			FY08		FY07%
US$ Millions					Change					Change

Net Sales
USA Fibre Cement		$232.5		$289.9	(20)		$1,144.8		$1,262.3	(9)
Asia Pacific Fibre Cement		73.5		64.3	14		298.3		251.7	19
Other		6.9		6.7	3		25.7		28.9	(11)

Total Net Sales		$312.9		$360.9	(13)		$1,468.8		$1,542.9	(5)
Cost of goods sold		(205.7)		(227.1)	9		(938.8)		(969.9)	3

Gross profit		107.2		133.8	(20)		530.0		573.0	(8)
Selling, general and administrative expenses		(60.3)		(52.3)	(15)		(228.2)		(214.6)	(6)
Research & development expenses		(7.5)		(5.6)	(34)		(27.3)		(25.9)	(5)
Impairment charges		(38.6)		—	—		(71.0)		—	—
SCI and other related expenses		—		(5.4)	—		—		(13.6)	—
Asbestos adjustments		(182.3)		(286.3)	36		(240.1)		(405.5)	41

EBIT		(181.5)		(215.8)	16		(36.6)		(86.6)	58
Net interest (expense) income		(2.2)		(4.2)	48		1.1		(6.5)	—

Operating loss before income taxes		(183.7)		(220.0)	17		(35.5)		(93.1)	62
Income tax benefit (expense)		36.8		323.1	(89)		(36.1)		243.9	—

Operating (loss) profit before cumulative effect of change in accounting principle		(146.9)		103.1	—		(71.6)		150.8	—
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax expense of nil and US $0.4 million, respectively		—		—	—		—		0.9	—

Net operating (loss) profit		$(146.9)		$103.1	—		$(71.6)		$151.7	—

(Loss) earnings per share — diluted (US cents)		(33.8)		22.0	—		(15.7)		32.5	—

Volume (mmsf)
USA Fibre Cement		393.9		484.9	(19)		1,916.6		2,148.0	(11)
Asia Pacific Fibre Cement		95.3		98.2	(3)		398.2		390.8	2

Average net sales price per unit (per mmsf)
USA Fibre Cement	US$	590	US$	598	(1)	US$	597	US$	588	2
Asia Pacific Fibre Cement	A$	848	A$	833	2	A$	862	A$	842	2

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 15. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”; and Non-US GAAP financial measures (“EBIT excluding asbestos and asset impairments”, “EBIT margin excluding asbestos and asset impairments”, “Net operating profit excluding asbestos, asset impairments and tax adjustments”, “Diluted earnings per share excluding asbestos, asset impairments and tax adjustments”, “Operating profit before income taxes excluding asbestos and asset impairments” and “Effective tax rate excluding asbestos, asset impairments and tax adjustments” and EBITDA). Unless otherwise stated, results and comparisons are of the 4th quarter and current full fiscal year versus the 4th quarter and full year of the prior fiscal year.
Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

Total Net Sales
Total net sales for the quarter decreased 13% compared to the same quarter of the previous year, from US$360.9 million to US$312.9 million. For the full year, total net sales decreased 5% from US$1,542.9 million to US$1,468.8 million.
Net sales from USA Fibre Cement for the quarter decreased 20% from US$289.9 million to US$232.5 million due to a reduction in sales volume and a slight reduction in average net sales price. For the full year, net sales from USA Fibre Cement decreased 9% from US$1,262.3 million to US$1,144.8 million due to reduced sales volume, partially offset by a higher average net sales price.
Net sales from Asia Pacific Fibre Cement for the quarter increased 14% from US$64.3 million to US$73.5 million due to favourable currency exchange rates and a higher average net sales price, partially offset by a reduction in sales volume. For the full year, net sales from Asia Pacific Fibre Cement increased 19% from US$251.7 million to US$298.3 million due to favourable currency exchange rates, increased sales volumes and a higher average net sales price.
Other net sales for the quarter increased 3% from US$6.7 million to US$6.9 million, and for the full year decreased 11% from US$28.9 million to US$25.7 million. The decrease was due to reduced sales in the USA Hardie Pipe business, partially offset by improved sales performance in the Europe Fibre Cement business.
USA Fibre Cement
Quarter
Net sales decreased 20% from US$289.9 million in the fourth quarter of the prior fiscal year to US$232.5 million due to decreased sales volume and a slight decrease in the average net sales price.
Sales volume decreased 19% from 484.9 million square feet to 393.9 million square feet for the quarter, as the continued decline in housing construction activity and deteriorating economic conditions led to weaker demand for the company’s products.
The average net sales price decreased 1% from US$598 per thousand square feet to US$590 per thousand square feet.
Full year
Net sales decreased 9% from US$1,262.3 million to US$1,144.8 million due to decreased sales volume, partially offset by a higher average net sales price.
Sales volume decreased 11% from 2,148.0 million square feet to 1,916.6 million square feet for the full year, as the decline in housing construction activity and deteriorating economic conditions led to weaker demand for the company’s products.
The average net sales price increased 2% from US$588 per thousand square feet to US$597 per thousand square feet due to price increases and a shift in the product mix.
Discussion
Despite improved housing affordability as a result of further interest rate cuts, the housing market continued to deteriorate during the quarter as weaker consumer confidence, tighter lending standards and falling house prices weighed heavily on demand for new homes. Housing construction starts for the quarter were at near record lows as builders again attempted to reduce high inventory levels of new homes for sale, and as increased foreclosures placed more existing homes for sale.
Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

The decline in net sales compared to the same quarter last year was primarily due to lower sales volumes in our exterior products category. The decline was across the entire range of exterior products other than ColorPlus® collection of products, which has continued growing. Sales were lower across all divisions and in each key region with the exception of Canada.
Artisan® Lap, the business’ new premium exterior product launched in Atlanta last September, is continuing to be well received by architects, developers and builders who work in the custom home segment of the market. Artisan® Lap has now been launched in regions of the Western and Southern Divisions.
Repair and remodelling activity has not been affected to the same extent as the new construction segment of the housing market, however some weakness in repair and remodelling activity has led to sales of our interior products being slightly lower compared to the same quarter last year.
The overall rate of market penetration slowed during the quarter and the business did not buffer the impact of the downturn in housing construction activity to the extent expected.
The usual seasonal pickup in demand that was expected in the latter part of the quarter did not occur and this led to inventory levels for the business at the end of the quarter being higher than expected.
Although the business is continuing to perform well at the EBIT line relative to other participants in the housing sector, it has shifted its focus for the next fiscal year to increase margins. The company believes that this shift in focus will not result in funding cuts for key growth initiatives.
For the full year, market penetration in the interior and exterior product categories and an increase in the average net sales price helped to partly off-set the unfavourable impact of significantly weaker housing construction activity.
Asia Pacific Fibre Cement
Quarter
Net sales for the quarter increased 14% from US$64.3 million to US$73.5 million due to a 17% increase in the average net sales price, partly offset by a 3% decrease in sales volume. Favourable currency exchange rates of the Asia Pacific business’ currencies compared to the US dollar accounted for the increase in net sales in US dollars. In Australian dollars, net sales decreased 1% due to a 3% decrease in the sales volume offset by a 2% increase in the average net sales price.
Full year
Net sales for the full year increased 19% from US$251.7 million to US$298.3 million due to a 17% increase in the average net sales price and 2% increase in sales volumes. Favourable currency exchange rates of the Asia Pacific business’ currencies compared to the US dollar accounted for 15% of the increase in net sales in US dollars. In Australian dollars, net sales increased 4% due to a 2% increase in sales volume and a 2% increase in the average Australian dollar net sales price.
Discussion
Residential construction activity was slightly weaker in both Australia and New Zealand compared to the same quarter last year. Net sales in the Australia and New Zealand business increased 14% due to favourable foreign currency exchange rates. In Australian dollars, net sales decreased 1% due to a 3% decline in sales volume and a 2% increase in the average net sales price. The decrease in sales volumes was mainly due to the impact of less production days associated with Easter falling in March, compared with April last year. In Australia, sales of Scyon™ branded differentiated products continued to grow and increased as a proportion of the sales mix. Sales of Scyon™ branded products for the year increased 150% compared to the previous fiscal year.
Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

Non-differentiated products remain subject to strong price competition. In New Zealand, differentiated products, including Linea® weatherboards, also continued to grow as a proportion of the sales mix. The increase in the average net sales price for the quarter was due to the shift in the Australia and New Zealand sales mix. In the Philippines, net sales were 4% lower, in local currency, compared to the same quarter last year due to a small decrease in sales volumes and the average sales price, largely related to a reduction in export sales.
For the full year, the increase in net sales was driven by stronger primary demand for fibre cement in Australia and New Zealand mainly due to growth in sales of the Scyon™ product range in Australian and Linea® weatherboards in New Zealand, a higher average net sales price and favourable foreign currency movements.
Other
USA Hardie Pipe
Net sales for the quarter and full year decreased compared to the same periods last year due to materially lower sales volume resulting from weaker residential and non-residential construction activity in Florida.
Europe Fibre Cement
Sales continued to grow steadily during the quarter and the full year.
Gross Profit
Quarter
Gross profit decreased 20% from US$133.8 million to US$107.2 million. The gross profit margin decreased 2.8 percentage points from 37.1% to 34.3%.
USA Fibre Cement gross profit decreased 28% compared to the same quarter last year due to lower sales volume, higher freight costs, higher average unit costs and a slightly lower average net sales price. The gross profit margin of the USA Fibre Cement business decreased by 4.1 percentage points.
Asia Pacific Fibre Cement gross profit increased 41% compared to the same period last year. Favourable currency exchange rates of the Asia Pacific business’ currencies compared to the US dollar accounted for 16% of this increase while the underlying Australian dollar business results accounted for the remaining 25% increase. In Australian dollars, gross profit increased 25% due to lower manufacturing costs, including an insurance claim recovery recorded in the period accounting for 10% of the increase. The gross profit margin of the Asia Pacific Fibre Cement business increased by 6.2 percentage points.
Full year
Gross profit decreased 8% from US$573.0 million to US$530.0 million. The gross profit margin decreased 0.9 of a percentage point from 37.1% to 36.2%.
USA Fibre Cement gross profit decreased 12% compared to the same period last year due to lower sales volumes, higher freight costs and higher average unit costs, partially offset by a higher average net sales price. The gross profit margin decreased by 1.3 percentage points.
Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

Asia Pacific Fibre Cement gross profit increased 24% compared to the same period last year. Favourable currency exchange rates of the Asia Pacific business’ currencies compared to the US dollar accounted for 14% of this increase while the underlying Australian dollar business results accounted for the remaining 10% increase. In Australian dollars, gross profit increased 10% due to increased sales volumes, a higher average net sales price and an insurance claim recovery which accounted for 2% of the increase. The gross profit margin increased by 1.4 percentage points.
Selling, General and Administrative (SG&A) Expenses
SG&A expenses increased 15% for the quarter, from US$52.3 million to US$60.3 million, due to the costs associated with the Australian Securities and Investments Commission (ASIC) proceedings, non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF) and increased SG&A spending of the USA Fibre Cement and the Asia Pacific Fibre Cement segments. As a percentage of sales, SG&A expenses increased 4.8 percentage points to 19.3%.
For the full year, SG&A expenses increased 6% from US$214.6 million to US$228.2 million, primarily due to higher warranty provisions relating to non-US activities, costs associated with the ASIC proceedings, non-claims handling related operating expenses of the AICF and the impact of the unfavourable currency exchange rates of the Asia Pacific business’ currencies compared to the US dollar. These increases were partially offset by improved SG&A performance of the USA Fibre Cement and Other segments. As a percentage of sales, SG&A expense increased 1.6 percentage points to 15.5%.
SG&A expenses for the full year include non-claims handling related operating expenses of the AICF of US$4.0 million.
ASIC Proceedings
In February 2007, ASIC commenced civil proceedings against JHI NV, a former subsidiary and ten then-present or former officers and directors of the James Hardie group. The civil proceedings concern alleged contraventions of certain provisions of the Corporations Law and/or the Corporations Act connected with the affairs of the company and certain subsidiaries during the period February 2001 to June 2003.
There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the company could become responsible for other amounts in addition to the defence costs. However, at this stage, the company believes that, while incurring such amounts is reasonably possible, the actual amount or range of amounts is not estimable.
Readers are referred to Note 13 of the company’s 31 March 2008 Consolidated Financial Statements for further information on the ASIC Proceedings.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 87% higher for the quarter at US$5.6 million and 38% higher for the full year at US$18.0 million.
Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 27% lower for the quarter at US$1.9 million and 28% lower for the full year at US$9.3 million.
Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

Impairment Charges
The downturn in US construction activity has prompted the company to review the carrying value of certain long-lived assets. As a result of these reviews, impairments charges of US$38.6 million and US$71.0 million have been taken in the fourth quarter and the full year.
On 31 October 2007, the company announced plans to suspend production at its Blandon, Pennsylvania plant in the US.  The company recorded an asset impairment of US$32.4 million in the quarter ended 31 December 2007 and the year ended 31 March 2008 in its USA Fibre Cement segment.  The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows.  These assets are being held for use by the company.  Between the date of the announcement and 31 March 2008, the company has incurred US$1.4 million of impairment related costs. These impairment related costs are not included in the impairment charge of US$32.4 million and have been included in cost of goods sold and selling, general and administrative expenses in the period in which they were incurred.
On 22 May 2008, the company announced plans to cease production at its Plant City, Florida Hardie Pipe manufacturing facility in the US.  As a result, the company recorded an asset impairment of US$25.4 million in the fourth quarter and the year ended 31 March 2008 in its Other segment. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. In addition to the impairment charge, the company has recorded US$1.8 million of impairment related costs in the year ended 31 March 2008.
The company recorded an asset impairment of US$13.2 million in the fourth quarter and the year ended 31 March 2008 related to buildings and machinery used to produce materials for the company’s products. This impairment charge was recorded in its USA Fibre Cement segment. The impaired assets were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows.
Special Commission of Inquiry (SCI) and Other Related Expenses
During the fourth quarter, SCI and other related expenses were nil compared to US$5.4 million for the same period last year. For the full year, SCI and other related expenses were nil compared to US$13.6 million for the same period last year. Now that the Amended & Restated Final Funding Agreement (Amended FFA) has been implemented, the company anticipates no significant SCI and other related expenses going forward.
Asbestos Adjustments
The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended FFA that was signed with the NSW Government on 21 November 2006 and approved by the company’s security holders on 7 February 2007.
The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the company’s consolidated balance sheets in US dollars is subject to adjustment, with a corresponding effect on the company’s consolidated statement of operations, depending on the closing exchange rate between the two currencies at the balance sheet date.
Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

The asbestos adjustments for the quarter and full year ended 31 March 2008 are as follows:

US$ Million	Q4 FY08	Q4 FY07	FY08	FY07

Change in estimates	$(154.1)	$70.3	$(152.9)	$28.5

Effect of foreign exchange	(28.2)	(17.1)	(87.2)	(94.5)

Impact of tax-effecting the net Amended FFA liability	—	(335.0)	—	(335.0)

Other adjustments	—	(4.5)	—	(4.5)

Asbestos adjustments	$(182.3)	$(286.3)	$(240.1)	$(405.5)

Readers are referred to Note 12 of the company’s 31 March 2008 Consolidated Financial Statements for further information on the asbestos adjustments.
EBIT
EBIT loss for the quarter decreased from US$215.8 million for the same quarter last year to US$181.5 million for the current quarter. EBIT loss for the quarter includes net unfavourable asbestos adjustments of US$182.3 million, AICF SG&A expenses of US$1.3 million, asset impairments of US$38.6 million and impairment related costs of US$2.5 million. For the same period in the prior year, EBIT loss includes net unfavourable asbestos adjustments of US$286.3 million, as shown in the table below.
EBIT loss for the full year decreased from US$86.6 million for last year to US$36.6 million for the current year. EBIT loss for the full year includes net unfavourable asbestos adjustments of US$240.1 million, AICF SG&A expenses of US$4.0 million, asset impairments of US$71.0 million and impairment related costs of US$3.2 million. For the same period in the prior year, EBIT includes net unfavourable asbestos adjustments of US$405.5 million, as shown in the table below.
Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

	Three Months and Full Year Ended 31 March
			%			%
EBIT - US$ Millions	Q4 FY08	Q4 FY07	Change	FY08	FY07	Change

USA Fibre Cement	$50.3	$84.6	(41)	$313.6	$362.4	(13)
Asia Pacific Fibre Cement	10.7	8.8	22	50.3	39.4	28
Other	(2.8)	(2.7)	(4)	(7.3)	(9.3)	22
Research & Development	(5.0)	(3.5)	(43)	(18.1)	(17.1)	(6)
General Corporate	(12.5)	(16.7)	25	(60.0)	(56.5)	(6)
Asset Impairments	(38.6)	—	—	(71.0)	—	—
Asbestos adjustments	(182.3)	(286.3)	36	(240.1)	(405.5)	41
AICF SG&A expenses	(1.3)	—	—	(4.0)	—	—

EBIT	(181.5)	(215.8)	16	(36.6)	(86.6)	58

Excluding:

Asbestos:
Asbestos adjustments	182.3	286.3	(36)	240.1	405.5	(41)
AICF SG&A expenses	1.3	—	—	4.0	—	—
Asset impairments:
Impairment charges	38.6	—	—	71.0	—	—
Impairment related costs	2.5	—	—	3.2	—	—

EBIT excluding asbestos and asset impairments	$43.2	$70.5	(39)	$281.7	$318.9	(12)

Net sales	$312.9	$360.9	(13)	$1,468.8	$1,542.9	(5)

EBIT margin excluding asbestos and asset impairments	13.8%	19.5%		19.2%	20.7%

USA Fibre Cement EBIT
USA Fibre Cement EBIT for the quarter decreased 41% from US$84.6 million to US$50.3 million, primarily due to reduced gross profit performance which resulted from lower sales volume, higher freight costs, higher average unit costs and a slightly lower average net sales price. For the full year, EBIT decreased 13% from US$362.4 million to US$313.6 million, primarily due to lower volume and higher freight costs, partially offset by lower SG&A spending. The quarter and full year USA Fibre Cement EBIT margin was lower by 7.6 percentage points at 21.6% and 1.3 percentage points at 27.4%, respectively.
Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter increased 22% from US$8.8 million to US$10.7 million. Favourable currency exchange rates of the Asia Pacific business’ currencies compared to the US dollar accounted for 17% of this increase while the underlying Australian dollar business results accounted for the remaining 5% increase. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter increased 5% due to an improved gross margin performance partially offset by increased SG&A expenses. The EBIT margin was 0.9 of a percentage point higher at 14.6% for the quarter.
Asia Pacific Fibre Cement EBIT for the full year increased 28% from US$39.4 million to US$50.3 million. Favourable currency exchange rates of the Asia Pacific business’ currencies compared to the US dollar accounted for 16% of this increase while the underlying Australian dollar business results accounted for the remaining 12% increase. In Australian dollars, Asia Pacific Fibre Cement EBIT for the full year increased 12% due to an improved gross margin performance partially offset by increased SG&A expenses. The EBIT margin was 1.2 percentage points higher at 16.9% for the full year.
Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

Other EBIT
The USA Hardie Pipe business recorded a significantly greater EBIT loss for the quarter and full year compared to a small EBIT loss in the same quarter last year and a small positive EBIT for the full year last year.
The Europe Fibre Cement business incurred significantly reduced EBIT losses for the quarter and the full year as it continued to build sales and improve operating margins.
General Corporate Costs
General corporate costs for the quarter decreased by US$4.2 million from US$16.7 million to US$12.5 million primarily due to there being no SCI costs in the current quarter and a reduction in earnings related bonuses, partially offset by costs associated with the ASIC proceedings.
For the full year, general corporate costs increased by US$3.5 million from US$56.5 million to US$60.0 million. The increase was primarily due to higher warranty provisions relating to non-US activities and costs associated with the ASIC proceedings, partially offset by the decrease in SCI costs.
Net Interest (Expense) Income
Net interest expense for the quarter decreased from US$4.2 million to US$2.2 million. The decrease was primarily due to interest income of US$2.4 million earned on investments and cash balances held by the AICF in the current quarter.
For the full year, net interest (expense) income increased from an expense of US$6.5 million to income of US$1.1 million. The increase was primarily due to interest income of US$9.4 million earned on investments and cash balances held by the AICF and the lack of a make-whole payment in the current year compared to the US$6.0 million make-whole payment made in the prior year. These increases were partially offset by reduced capitalised interest and reduced interest income due to lower cash balances.
Income Tax Benefit (Expense)
Income tax benefit for the quarter decreased from a benefit of US$323.1 million to US$36.8 million. For the full year, income tax decreased from an income tax benefit of US$243.9 million to an income tax expense of US$36.1 million.
The company’s effective tax rate on earnings excluding asbestos, asset impairments and tax adjustments was 37.9% for this fiscal year compared to 32.5% for the previous fiscal year. The increase in the effective tax rate excluding asbestos, asset impairments and tax adjustments over the same period in the prior year is due to the impact of the change in the geographical mix of earnings and a reduction in capital expenditures.
With effect from 1 April 2007, the company was required to adopt the provisions of FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes”. The adoption of FIN 48 resulted in the reduction of the company’s consolidated beginning retained earnings of US$78.0 million.
Readers are referred to Note 14 of the company’s 31 March 2008 Consolidated Financial Statements for further information on the adoption of FIN 48.
Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

Tax adjustments
The company recorded unfavourable tax adjustments of US$5.8 million for the three months ended 31 March 2008 compared to favourable tax adjustments of US$3.0 million in the same period last year. For the full year ended 31 March 2008 the company recorded unfavourable tax adjustments of US$5.8 million compared to favourable tax adjustments of US$10.4 million in the prior fiscal year. The US$5.8 million tax adjustments in the current year relate to FIN48 adjustments. The tax adjustments made in fiscal year 2007 relate to tax provision write-backs.
Disputed Amended Australian Income Tax Assessment
As announced on 22 March 2006, RCI Pty Ltd (RCI), a wholly owned subsidiary of the company, received an amended assessment from the Australian Taxation Office (ATO) in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million.
However, after subsequent remissions of general interest charges (GIC) by the ATO, the total was changed to A$368.0 million, comprising A$172.0 million of primary tax after allowable credits, A$43.0 million of penalties (representing 25% of primary tax) and A$153.0 million of GIC.
RCI is appealing the amended assessment. During fiscal year 2007, the company agreed with the ATO that in accordance with the ATO Receivables Policy, the company would pay 50% of the total amended assessment being A$184.0 million. The company also agreed to guarantee the payment of the remaining 50% of the amended assessment should its appeal not be successful and to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Up to 31 March 2008, GIC totalling A$95.2 million has been paid to the ATO. On 15 April 2008, the company paid A$3.3 million in GIC in respect of the quarter ended 31 March 2008. However, the company has not recorded any liability at 31 March 2008 for the remainder of the amended assessment because, at this time, the company believes it is more likely than not that RCI’s view of its tax position will be upheld on appeal.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment. On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. On 18 February 2008, RCI filed its appeal statement and on 19 February 2008, its amended appeal statement. The hearing date for RCI’s trial is presently scheduled for 8 December 2008.
Readers are referred to Note 15 of the company’s 31 March 2008 Consolidated Financial Statements for further information on the ATO amended assessment.
Net Operating (Loss) Profit
Net operating profit for the quarter decreased from a net operating profit of US$103.1 million to a net operating loss of US$146.9 million. Net operating profit excluding asbestos, asset impairments and tax adjustments decreased 61% from US$51.4 million to US$20.1 million as shown in the table below.
For the full year, net operating profit decreased from a net operating profit of US$151.7 million to a net operating loss of US$71.6 million. Net operating profit excluding asbestos, asset impairments and tax adjustments decreased 20% from US$211.8 million to US$169.7 million as shown in the table below.
Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

Net Operating Profit - US $millions	Three Months and Full Year Ended 31 March
	Q4 FY08	Q4%		FY08	FY07%
		FY07	Change			Change

Net operating (loss) profit	$(146.9)	$103.1	—	$(71.6)	$151.7	—

Excluding:

Asbestos:
Asbestos adjustments	182.3	286.3	(36)	240.1	405.5	(41)
Tax benefit related to asbestos adjustments	(46.2)	(335.0)	—	(45.8)	(335.0)	—
AICF SG&A costs	1.3	—	—	4.0	—	—
AICF interest income	(2.4)	—	—	(9.4)	—	—

Asset impairments:
Impairment charges (net of tax)	24.6	—	—	44.6	—	—
Impairment related costs (net of tax)	1.6	—	—	2.0	—	—
Tax adjustments	5.8	(3.0)	—	5.8	(10.4)	—

Net operating profit excluding asbestos, asset impairments and tax adjustments	$20.1	$51.4	(61)	$169.7	$211.8	(20)

Liquidity and Capital Resources
The company has historically met its working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment, and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity. The company anticipates it will have sufficient funds to meet its planned working capital and other cash requirements for the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any cash requirements arising from the Amended FFA will be met from existing cash, unused committed facilities and anticipated future net operating cash flows.
Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

Excluding restricted cash, the company had cash and cash equivalents of US$35.4 million as of 31 March 2008. At that date, it also had credit facilities totalling US$490.0 million, of which US$264.5 million was drawn. The credit facilities are all uncollateralised and consist of the following:

		At 31 March 2008
	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)

364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2008	3.61%	$110.0	$90.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	3.64%	245.0	174.5

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	—	45.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	90.0	—

Total		$490.0	$264.5

At 31 March 2008, the company had net debt of US$229.1 million, compared with net debt of US$153.9 million at 31 March 2007.
The company’s credit facilities as of 31 March 2008 consist of 364-day facilities in the amount of US$110.0 million which, as of 31 March 2008, expire in December 2008 and extensions to the maturity date to June 2009 have been requested. The company also has term facilities in the amount of US$245.0 million, which expire in June 2010; US$45.0 million, which expire in February 2011; and US$90.0 million, which expire in February 2013.  At 31 March 2008, US$264.5 million was drawn under the combined facilities and US$225.5 million was available, but unused.
The weighted average remaining term of the total credit facilities, US$490.0 million, at 31 March 2008 was 2.4 years.
In July 2006, pursuant to an agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the company made a payment of A$184.0 million (US$162.5 million) along with the provision of a guarantee from JHI NV in favour of the ATO for the unpaid balance of the assessment. The company has also agreed to pay GIC accruing on the unpaid balance of the assessment in arrears on a quarterly basis. Even if the company is ultimately successful in its appeal and the cash deposit is refunded, this procedural requirement to post a cash deposit materially and adversely affects the company’s financial position and liquidity in the intervening period. See “Disputed Amended Australian Income Tax Assessment” above for further information on the ATO amended assessment.
If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and will have to reduce its levels of planned capital expenditures, reduce or eliminate dividend payments and stock buy-backs or take other measures to conserve cash in order to meet its future cash flow requirements. The company anticipates being able to meet its future payment obligations for the next 12 months from existing cash, unused committed facilities and anticipated future net operating cash flows.
Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

Share Buy-Back Program
On 15 August 2007, the company announced a share buy-back program of up to 10% of the company’s issued capital, approximately 46.8 million shares.  The company bought back 2.2 million shares and 35.7 million shares of common stock during the three months and full year ended 31 March 2008, respectively. The bought back shares had an aggregate cost of A$12.7 million (US$11.7 million) and A$236.4 million (US$208.0 million) during the three months and full year ended 31 March 2008, respectively. The average price paid per share of common stock was A$5.77 (US$5.32) and A$6.62 (US$5.83) during the three months and full year ended 31 March 2008, respectively. The US dollar amounts were determined using the weighted average spot rates for the days on which shares were purchased. The company did not purchase any shares during the period between 1 April 2008 and 22 May 2008. The company officially cancelled 35.0 million shares on 31 March 2008.
Cash Flow
Operating cash flow for the full year ended 31 March 2008 increased from cash used of US$67.1 million to cash generated of US$319.3 million. The increase was driven primarily by the payment of a deposit with the ATO pending a disputed amended assessment and payments made to fund the AICF during the year ended 31 March 2007 totaling US$154.8 million and US$151.9 million, respectively, compared to payments of US$9.7 million and nil, respectively, in the current full year. Capital expenditures for the purchase of property, plant and equipment decreased from US$92.6 million to US$38.5 million.
END
Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

Media/Analyst Enquiries:
Steve Ashe
Vice President Investor Relations

Telephone:	+61 2 8274 5246
Mobile:	+61 0408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	+61 2 8274 5218
This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation and a Financial Report.
These documents, along with a webcast of the presentation on 22 May 2008, are available from the Investor Relations area of the James Hardie website at www.jameshardie.com
The company lodged its annual filing for the year ended 31 March 2007 with the SEC on 6 July 2007.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge.  Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.
Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

Definitions
Financial Measures – US GAAP equivalents
EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit – is equivalent to the US GAAP measure of income.
Net operating profit – is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16'' thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16'' thickness.
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense.
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – short-term and long-term debt less cash and cash equivalents.
Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and asset impairments – EBIT and EBIT margin excluding asbestos and asset impairments are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q4	Q4
US$ Millions	FY08	FY07	FY08	FY07

EBIT	$(181.5)	$(215.8)	$(36.6)	$(86.6)

Asbestos:
Asbestos adjustments	182.3	286.3	240.1	405.5
AICF SG&A expenses	1.3	—	4.0	—

Asset impairments:
Impairment charges	38.6	—	71.0	—
Impairment related costs	2.5	—	3.2	—

EBIT excluding asbestos and asset impairments	43.2	70.5	281.7	318.9

Net Sales	$312.9	$360.9	$1,468.8	$1,542.9

EBIT margin excluding asbestos and asset impairments	13.8%	19.5%	19.2%	20.7%

Net operating profit excluding asbestos, asset impairments and tax adjustments – Net operating profit excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY08	FY07	FY08	FY07

Net operating (loss) profit	$(146.9)	$103.1	$(71.6)	$151.7

Asbestos:
Asbestos adjustments	182.3	286.3	240.1	405.5
AICF SG&A expenses	1.3	—	4.0	—
AICF interest income	(2.4)	—	(9.4)	—
Tax benefit related to asbestos adjustments	(46.2)	(335.0)	(45.8)	(335.0)

Asset impairments:
Impairment charges (net of tax)	24.6	—	44.6	—
Impairment related costs (net of tax)	1.6	—	2.0	—

Tax adjustments	5.8	(3.0)	5.8	(10.4)

Net operating profit excluding asbestos, asset impairments and tax adjustments	$20.1	$51.4	$169.7	$211.8

Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

Diluted earnings per share excluding asbestos, asset impairments and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY08	FY07	FY08	FY07

Net operating profit excluding asbestos, asset impairments and tax adjustments	$20.1	$51.4	$169.7	$211.8

Weighted average common shares outstanding — Diluted (millions)	434.6	469.0	456.1	466.4

Diluted earnings per share excluding asbestos, asset impairments and tax adjustments (US cents)	4.6	11.0	37.2	45.4

Effective tax rate excluding asbestos, asset impairments and tax adjustments – Effective tax rate excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q4	Q4
US$ Millions	FY08	FY07	FY08	FY07

Operating loss before income taxes	$(183.7)	$(220.0)	$(35.5)	$(93.1)
Asbestos:
Asbestos adjustments	182.3	286.3	240.1	405.5
AICF SG&A expenses	1.3	—	4.0	—
AICF interest income	(2.4)	—	(9.4)	—
Asset impairments:
Impairment charges	38.6	—	71.0	—
Impairment related costs	2.5	—	3.2	—

Operating profit before income taxes excluding asbestos and asset impairments	$38.6	$66.3	$273.4	$312.4

Income tax benefit (expense)	36.8	323.1	(36.1)	243.9
Tax benefit related to asbestos adjustments	(46.2)	(335.0)	(45.8)	(335.0)
Tax benefit related to asset impairments	(14.9)	—	(27.6)	—
Tax adjustments	5.8	(3.0)	5.8	(10.4)

Income tax expense excluding asbestos, asset impairments and tax adjustments	(18.5)	(14.9)	(103.7)	(101.5)

Effective tax rate excluding asbestos, asset impairments and tax adjustments	48.0%	22.5%	37.9%	32.5%

Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q4	Q4
US$ Millions	FY08	FY07	FY08	FY07

EBIT	$(181.5)	$(215.8)	$(36.6)	$(86.6)

Depreciation and amortisation	14.4	13.7	56.5	50.7

EBITDA	$(167.1)	$(202.1)	$19.9	$(35.9)

Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

Supplemental Financial Information
James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net Amended FFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.
As set forth in Note 12 of the 31 March 2008 Financial Report, the net Amended FFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.
The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.
The following tables should be read in conjunction with JHI NV’s financial statements and related notes contained in the company’s 31 March 2008 Consolidated Financial Statements.
Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

James Hardie Industries N.V.
Consolidated Balance Sheet
31 March 2008
(unaudited)

	Total Fibre Cement
	Operations - excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

ASSETS
Current assets
Cash and cash equivalents	$185.0	$(149.6)	$35.4
Restricted cash and cash equivalents	5.0	—	5.0
Restricted cash and cash equivalents — Asbestos	—	37.4	37.4
Restricted short-term investments — Asbestos	—	77.7	77.7
Accounts and notes receivable, net of allowance for doubtful accounts of $2.0m	130.9	0.5	131.4
Inventories	179.7	—	179.7
Prepaid expenses and other current assets	27.6	0.4	28.0
Insurance receivable — Asbestos	—	14.1	14.1
Workers’ compensation — Asbestos	—	6.9	6.9
Deferred income taxes	8.2	—	8.2
Deferred income taxes — Asbestos	—	9.1	9.1

Total current assets	536.4	(3.5)	532.9
Property, plant and equipment, net	755.8	0.6	756.4
Insurance receivable — Asbestos	—	194.3	194.3
Workers’ compensation — Asbestos	—	78.5	78.5
Deferred income taxes	13.2	—	13.2
Deferred income taxes — Asbestos	—	397.1	397.1
Deposit with Australian Taxation Office	205.8	—	205.8
Other assets	1.7	—	1.7

Total assets	$1,512.9	$667.0	$2,179.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$106.1	$1.5	$107.6
Short-term debt	90.0	—	90.0
Accrued payroll and employee benefits	36.9	0.1	37.0
Accrued product warranties	6.9	—	6.9
Income taxes payable	33.4	(20.4)	13.0
Asbestos liability	—	78.7	78.7
Workers’ compensation — Asbestos	—	6.9	6.9
Other liabilities	9.1	—	9.1

Total current liabilities	282.4	66.8	349.2
Long-term debt	174.5	—	174.5
Deferred income taxes	84.2	—	84.2
Accrued product warranties	10.8	—	10.8
Asbestos liability	—	1,497.8	1,497.8
Workers’ compensation — Asbestos	—	78.5	78.5
Other liabilities	184.2	3.3	187.5

Total liabilities	736.1	1,646.4	2,382.5

Commitments and contingencies
Shareholders’ equity
Common stock	219.7	—	219.7
Additional paid-in capital	19.3	—	19.3
Retained earnings (accumulated deficit)	520.5	(975.0)	(454.5)
Common stock in treasury	(4.0)	—	(4.0)
Accumulated other comprehensive income	21.3	(4.4)	16.9

Total shareholders’ equity	776.8	(979.4)	(202.6)

Total liabilities and shareholders’ equity	$1,512.9	$667.0	$2,179.9

Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

James Hardie Industries N.V.
Consolidated Statement of Operations
For the full year ended 31 March 2008
(unaudited)

	Total Fibre
	Cement
	Operations -
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Net Sales
USA Fibre Cement	$1,144.8	$—	$1,144.8
Asia Pacific Fibre Cement	298.3	—	298.3
Other	25.7	—	25.7

Total Net Sales	1,468.8	—	1,468.8
Cost of goods sold	(938.8)	—	(938.8)

Gross profit	530.0	—	530.0
Selling, general and administrative expenses	(224.2)	(4.0)	(228.2)
Research and development expenses	(27.3)	—	(27.3)
Impairments charges	(71.0)	—	(71.0)
Asbestos adjustments	—	(240.1)	(240.1)

EBIT	207.5	(244.1)	(36.6)
Net Interest (expense) income	(8.3)	9.4	1.1

Operating profit (loss) before income taxes	199.2	(234.7)	(35.5)
Income tax expense	(81.9)	45.8	(36.1)

Net Operating Profit (Loss)	$117.3	$(188.9)	$(71.6)

Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

James Hardie Industries N.V.
Consolidated Statement of Cash Flows
For the full year ended 31 March 2008
(unaudited)

	Total Fibre
	Cement
	Operations -
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Cash Flows from Operating Activities

Net Income (loss)	$117.3	$(188.9)	$(71.6)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	56.5	—	56.5
Deferred income taxes	(8.2)	(45.8)	(54.0)
Prepaid pension cost	1.0	—	1.0
Stock-based compensation	7.7	—	7.7
Asbestos adjustments	—	240.1	240.1
Impairment charges	71.0	—	71.0
Other	(3.4)	—	(3.4)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	—	44.7	44.7
Accounts and notes receivable	39.6	—	39.6
Inventories	(26.6)	—	(26.6)
Prepaid expenses and other current assets	4.7	0.2	4.9
Insurance receivable — Asbestos	—	16.7	16.7
Accounts payable and accrued liabilities	2.6	—	2.6
Asbestos liability	—	(67.0)	(67.0)
Deposit with Australian Taxation Office	(9.7)	—	(9.7)
Other accrued liabilities and other liabilities	66.8	—	66.8

Net cash provided by operating activities	$319.3	$—	$319.3

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(38.5)	—	(38.5)

Net cash used in investing activities	$(38.5)	$—	$(38.5)

Cash Flows from Financing Activities
Proceeds from short term borrowings	7.0	—	7.0
Proceeds from long term borrowings	69.5	—	69.5
Proceeds from issuance of shares	3.3	—	3.3
Tax benefit from stock options exercised	—	—	—
Treasury stock purchased	(208.0)	—	(208.0)
Dividends paid	(126.2)	—	(126.2)

Net cash used in financing activities	$(254.4)	$—	$(254.4)

Effects of exchange rate changes on cash	(25.1)	—	(25.1)

Net increase in cash and cash equivalents	1.3	—	1.3
Cash and cash equivalents at beginning of period	34.1	—	34.1

Cash and cash equivalents at end of period	$35.4	$—	$35.4

Components of Cash and Cash Equivalents
Cash at bank and on hand	21.6	—	21.6
Short-term deposits	13.8	—	13.8

Cash and cash equivalents at end of period	$35.4	$—	$35.4

Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

Disclaimer
This Management’s Analysis of Results contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claim;
•	expectations concerning the costs associated with the suspension of operations at our Blandon, Pennsylvania and Plant City, Florida plants;
•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission;
•	statements regarding tax liabilities and related proceedings;
•	expectations that our credit facilities will be extended or renewed;
•	projections of our operating results of financial condition;
•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions dispositions and our products;
•	statements about our future performance; and
•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and we undertake no duty to update or revise any such statements.
Management’s Analysis of Results: James Hardie - 4th Quarter and Full Year FY08

Exhibit 99.2-4 James Hardie FY08 4th Quarter and Full Year Results 22 May 2008 In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 59. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit". The company may also present other terms for measuring its sales volumes ("million square feet or mmsf" and "thousand square feet or msf"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt (cash)"); and Non-US GAAP financial measures ("EBIT excluding asbestos and asset impairments", EBIT margin excluding asbestos and asset impairments", "Net operating profit excluding asbestos, asset impairments and tax adjustments", "Diluted earnings per share excluding asbestos, asset impairments and tax adjustments", "Operating profit before income taxes excluding asbestos and asset impairments" , "Effective tax rate excluding asbestos, asset impairments and tax adjustments" and EBITDA). Unless otherwise stated, results and comparisons are of the 4th quarter and current full fiscal year versus the 4th quarter and full year of the prior fiscal year.

Overview and Operating Review - Louis Gries, CEO Financial Review - Russell Chenu, CFO Questions and Answers Agenda

Major businesses performed relatively well over the full year in challenging market conditions, particularly in the US Net operating line for the quarter and full year affected by material asbestos adjustments, asset impairments and tax adjustments Overview US$ Millions Q4 Q4% % FY 2008 FY 2007 Change FY 2008 FY 2007 Change Net operating (loss) profit (146.9) 103.1 - (71.6) 151.7 - Net operating profit excluding asbestos, asset impairments and tax adjustments 20.1 51.4 (61) 169.7 211.8 (20) Diluted earnings per share excluding asbestos, asset impairments and tax adjustments (US cents) 4.6 11.0 (58) 37.2 45.4 (18)

4th Quarter USA Fibre Cement The housing market deteriorated further during the quarter Sales and EBIT were much lower than the same quarter last year Asia Pacific Fibre Cement EBIT was up, primarily due to favourable currency movements and improved operating performance in Australia and New Zealand Overview

Full Year USA Fibre Cement - Price growth and market penetration helped partly buffer the unfavourable impact of significantly weaker housing construction activity and deliver a good EBIT performance, considering the conditions Asia Pacific Fibre Cement - Strong sales and EBIT performance Operating businesses continued to generate strong cash flows Overview

Announced final dividend of US 8 cents a share. Total dividend for year consistent at US 20 cents Announced closure of USA Hardie Pipe business Overview

Operating Review Louis Gries, CEO

USA Fibre Cement James Hardie lap and shingle siding with ColorPlus(r) Technology featured in MidWest Homes' Minnesota Top Homes Volume 2. The home was built by Mark Anthony Homes in Hudson, Wisconsin.

4th Quarter Result Net Sales down 20% to US$232.5 million Sales Volume down 19% to 393.9 mmsf Average Price down 1% to US$590 per msf EBIT down 41% to US$50.3 million EBIT Margin down 7.6 pts to 21.6% USA Fibre Cement

Full Year Result Net Sales down 9% to US$1,144.8 million Sales Volume down 11% to 1,916.6 mmsf Average Price up 2% to US$597 per msf EBIT down 13% to US$313.6 million EBIT Margin down 1.3 pt to 27.4% USA Fibre Cement

4th Quarter Market Conditions Further deterioration in new housing construction activity Starts down 26% and 30% for the December and March quarters, respectively Market demand affected by weaker economic conditions, tighter lending standards and falling house prices Inventory levels of new homes remain high More existing homes for sale due to increase in foreclosures Builder confidence levels remain very low Repair and remodelling activity down, but much less than new construction USA Fibre Cement

4th Quarter Key Points Sales down due to further deterioration in US housing construction activity Normal seasonal pickup in demand not evident in March orders Inventory build higher than required due to lower than forecasted Q4 shipments Market penetration did not buffer the market decline as it has in previous quarters Sales volumes were lower across all divisions and in each key region, other than Canada Exterior products accounted for most of the decline in sales. Only ColorPlus(r) collection of products recorded sales growth Sales volumes of interior products were down slightly Higher costs - pulp, freight in particular Continued to hold average net sales price Further business reset carried out in April - based on lower starts forecast and high inventory levels USA Fibre Cement

Outlook Further weakness in housing construction activity Softer repair and remodelling activity expected in short to medium-term Increased focus in FY09 on initiatives that build EBIT performance. Further market penetration against alternative materials USA Fibre Cement

USA Fibre Cement

Top Line Growth
JH Volume (mmsf), Starts (000s Units)
2,800
2,400
2,000
1,600
1,200
800
400
0
Revenue (US$M)
$1,200
$1,000
$800
$600
$400
$200
$0
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
FY08
JH Volume
JH Revenue
Housing Starts

14

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau. USA Fibre Cement Top Line Growth 0 400 800 1,200 1,600 2,000 2,400 2,800 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 JH Volume (mmsf), Starts (000s Units) $0 $200 $400 $600 $800 $1,000 $1,200 Revenue (US$M) JH Volume JH Revenue Housing Starts FY08

USA Fibre Cement

Primary Growth Performance
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
Q105
Q205
Q305
Q405
Q106
Q206
Q306
Q406
Q107
Q207
Q307
Q407
Q108
Q208
Q308
Q408
%JHBP Growth (sdft)
NC/R&R Growth
Rolling 4Qtr - JHBP Growth (sdft)
Rolling 4Qtr - NC/R&R Growth

15

USA Fibre Cement Primary Growth Performance Sources: Dodge US addressable starts (SF & MF-low); US Census R&R $expenditures less CPI Note: R&R growth for Q408 assumed to be flat Note: R&R growth for Q408 assumed to be flat Note: R&R growth for Q408 assumed to be flat

USA Fibre Cement

Average Net Selling Price
US$ per MSF
620
580
540
500
460
420
380
FY02
FY03
FY04
FY05
FY06
FY07
FY08

16

USA Fibre Cement Average Net Selling Price US$ per MSF 380 420 460 500 540 580 620 FY02 FY03 FY04 FY05 FY06 FY07 FY08

Strategy Aggressively grow demand for our products in targeted market segments Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors Introduce differentiated products to reduce direct price competition USA Fibre Cement

USA Fibre Cement

EBIT and EBIT Margin*

140
120
100
80
60
40
20
0
EBIT US$M
35
30
25
20
15
10
5
0
EBIT MARGIN %
FY02
FY03
FY04
FY05
FY06
FY07
FY08
EBIT
EBIT/Sales

18

*Excludes restructuring and other operating expenses of US$12.6 million in Q3 FY02 and impairment charges of US$45.6 million in Q4 FY08 USA Fibre Cement EBIT and EBIT Margin* 0 20 40 60 80 100 120 140 FY02 FY03 FY04 FY05 FY06 FY07 FY08 EBIT US$M 0 5 10 15 20 25 30 35 EBIT MARGIN % EBIT EBIT/Sales

USA Fibre Cement Managing through the housing downturn - Update Reset business in February 2008 based on housing starts of 1 million per annum Continued market deterioration resulted in a further business reset in April based on housing starts of 800,000 per annum Reset included manufacturing and SG&A adjustments Manufacturing changes to plant manning based on lowest landed cost

USA Fibre Cement Managing through the housing downturn - Update (continued) SG&A adjustments Reviewed activities and projects across the organisation Changes made to SG&A cost base considering: Ability to make a significant impact during FY09 Impact on ability to enable business to compete and grow as the housing market recovers Long term strategic value Cost reductions were made in HR, Marketing, R&D, Finance and Business Development Employee numbers in US business reduced by 9% or 170, down 19% from 2174 at its peak in 2006

Asia Pacific Fibre Cement James Hardie ExoTec(r) Facade Panel and fixing system has been used on the Queensland University of Technology. Architect: Conrad & Gargett.

4th Quarter Result Net Sales up 14% to US$73.5 million Sales Volume down 3% to 95.3 mmsf Average Price up 2% to A$848 per msf EBIT up 22% to US$10.7 million EBIT Margin up 0.9 pts to 14.6% Asia Pacific Fibre Cement

Full Year Result Net Sales up 19% to US$298.3 million Sales Volume up 2% to 398.2 mmsf Average Price up 2% to A$862 per msf EBIT* up 28% to US$50.3 million EBIT* Margin up 1.2 pts to 16.9% Asia Pacific Fibre Cement * EBIT includes US$2.7m lease cost adjustment related to prior periods

Strategy Grow primary demand for our products Leverage our superior technology to offer differentiated products and systems with superior value to those of competitors Promote a smarter way to build composite construction houses using our products Vigorously defend our position in existing market segments Asia Pacific Fibre Cement

Key Points Residential construction activity was slightly weaker in both Australia and New Zealand US$ financial results again assisted by appreciation of Asia Pacific currencies Q4 net sales down 1% in A$ due to 3% decrease in sales volume, partly offset by a 2% increase in the average Australian dollar net sales price In Australia and New Zealand, differentiated value-added products continue to increase as a proportion of the sales mix Non-differentiated products remain subject to strong competitive pressures Stronger EBIT performance in A$, up 5% for the quarter and 12% for the year Asia Pacific Fibre Cement

Outlook Residential construction activity is expected to be flat in Australia and slightly weaker in New Zealand Further primary demand growth for fibre cement in Australia and New Zealand Growth in differentiated products Non-differentiated products in Australia are expected to remain subject to strong competition In the Philippines, construction activity is expected to be stronger in the short-term Asia Pacific Fibre Cement

USA Hardie Pipe Q4 net sales lower due to weaker residential and non-residential construction activity in Florida EBIT loss for both the quarter and full year Announced closure of business today EBIT losses mainly incurred since commencement in 2001 Significant deterioration in market conditions in Florida Average selling prices significantly less than for the USA Fibre Cement business Estimated future financial returns not sufficient to warrant further investment Impairment charge of US$25.4 million and impairment related costs of US$1.8 million recorded in Q4 Europe Fibre Cement Sales continuing to grow steadily Significantly reduced EBIT loss for the quarter and full year Other

Financial Review Russell Chenu, CFO

Solid operating performance for the year considering further significant decline in US housing construction activity Net operating line affected by asbestos, asset impairments and tax adjustments: Asbestos adjustments : US$182.3m in Q4 and US$240.1m in full year - change in KPMG Actuaries' estimate and unfavourable currency movement on A$ asbestos liability Asset impairments of US$41.1m (US$26.2m net of tax) in Q4 and US$74.2m (US$46.6m net of tax) in full year Q4 - USA Hardie Pipe closure US$25.4m impairment charge and US$1.8 million impairment related costs Q4 - USA Fibre Cement (buildings and machinery) US$13.2m impairment charge Q3 - USA Fibre Cement (Blandon, Pennsylvania plant) US$32.4m impairment charge and US$1.4 million impairment related costs Unfavourable tax adjustments of US$5.8 million related to FIN48 Overview

Overview Increase in inventory levels - normal seasonal pickup in demand did not occur in Q4 Strong cash generation for the year - US$319.3 million Final dividend of US8 cents a share declared Payable 11 July 2008 Record date 4 June 2008 Total dividend consistent at US20 cents a share

Share Buy-Back Announced share buy-back of up to 10% of issued capital (up to approximately 46.8 million shares) on 15 August 2007 Purchased 7.6% of issued capital between 18 September 2007 and 31 March 2008 at average price of A$6.62/ US$5.83 35.7 million shares purchased as at 31 March 2007 - total cost US$208 million no shares purchased between 1 April 2008 and 22 May 2008 Material benefits > 3% EPS accretion 0.5% WACC reduction

Results - Q4 US$ Millions Q4'08 Q4'07 % Change Net sales 312.9 360.9 (13) Gross profit 107.2 133.8 (20) SG&A expenses (60.3) (52.3) (15) Research & development expenses (7.5) (5.6) (34) Impairment charges (38.6) - - SCI and other related expenses - (5.4) - Asbestos adjustments (182.3) (286.3) 36 EBIT (181.5) (215.8) 16 Net interest expense (2.2) (4.2) 48 Income tax benefit 36.8 323.1 (89) Net operating (loss) profit (146.9) 103.1 -

Results - Q4 US$ Millions Q4'08 Q4'07 % Change Net operating (loss) profit (146.9) 103.1 - Asbestos: Asbestos adjustments 182.3 286.3 (36) AICF SG&A expenses 1.3 - - AICF interest income (2.4) - - Tax benefit related to asbestos adjustments (46.2) (335.0) (86) Asset impairments: Impairment charges (net of tax) 24.6 - - Impairment related costs (net of tax) 1.6 - - Tax adjustments 5.8 (3.0) - Net operating profit excluding asbestos, asset impairments and tax adjustments 20.1 51.4 (61)

Results - Full Year US$ Millions FY '08 FY '07 % Change Net sales 1,468.8 1,542.9 (5) Gross profit 530.0 573.0 (8) SG&A expenses (228.2) (214.6) (6) Research & development expenses (27.3) (25.9) (5) Impairment charges (71.0) - - SCI and other related expenses - (13.6) - Asbestos adjustments (240.1) (405.5) 41 EBIT (36.6) (86.6) 58 Net interest income (expense) 1.1 (6.5) - Income tax (expense) benefit (36.1) 243.9 - Effect of change in accounting principle - net of tax - 0.9 - Net operating (loss) profit (71.6) 151.7 -

Results - Full Year US$ Millions FY '08 FY '07 % Change Net operating (loss) profit (71.6) 151.7 - Asbestos: Asbestos adjustments 240.1 405.5 (41) AICF SG&A expenses 4.0 - - AICF interest income (9.4) - - Tax benefit related to asbestos adjustments (45.8) (335.0) (86) Asset impairments: Impairment charges (net of tax) 44.6 - - Impairment related costs (net of tax) 2.0 - - Tax adjustments 5.8 (10.4) - Net operating profit excluding asbestos, asset impairments and tax adjustments 169.7 211.8 (20)

US$ Millions Q4'08 Q4'07 % Change USA Fibre Cement 232.5 289.9 (20) Asia Pacific Fibre Cement 73.5 64.3 14 Other 6.9 6.7 3 Total 312.9 360.9 (13) Segment Net Sales - Q4

US$ Millions FY '08 FY '07 % Change USA Fibre Cement 1,144.8 1,262.3 (9) Asia Pacific Fibre Cement 298.3 251.7 19 Other 25.7 28.9 (11) Total 1,468.8 1,542.9 (5) Segment Net Sales - Full Year

US$ Millions Q4'08 Q4'07 % Change USA Fibre Cement 50.3 84.6 (41) Asia Pacific Fibre Cement 10.7 8.8 22 Other (2.8) (2.7) (4) R & D1 (5.0) (3.5) (43) Total segment EBIT excluding impairment charges 53.2 87.2 (39) General Corporate (12.5) (16.7) 25 Total EBIT excluding asbestos and impairment charges 40.7 70.5 (42) Asbestos adjustments (182.3) (286.3) (36) AICF SG&A expenses (1.3) - - Impairment charges (38.6) - - Total EBIT (181.5) (215.8) 16 1 R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses Segment EBIT - Q4

US$ Millions FY '08 FY '07 % Change USA Fibre Cement 313.6 362.4 (13) Asia Pacific Fibre Cement 50.3 39.4 28 Other (7.3) (9.3) 22 R & D1 (18.1) (17.1) (6) Total segment EBIT excluding impairment charges 338.5 375.4 (10) General Corporate (60.0) (56.5) (6) Total EBIT excluding asbestos and impairment charges 278.5 318.9 (13) Asbestos adjustments (240.1) (405.5) 41 AICF SG&A expenses (4.0) - - Impairment charges (71.0) - - Total EBIT (36.6) (86.6) 58 1 R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses Segment EBIT - Full Year

US$ Millions Q4'08 Q4'07 % Change Stock compensation expenses 2.7 1.7 (59) SCI and other related expenses - 5.4 - ASIC proceedings 1.1 - - Australian pension plan 1.2 0.5 - Other costs 7.5 9.1 18 Total 12.5 16.7 25 Corporate Costs - Q4

US$ Millions FY '08 FY '07 % Change Stock compensation expenses 7.7 5.8 (33) SCI and other related expenses - 13.6 - Non-US warranty provision 4.0 - - ASIC proceedings 5.5 - - Australian pension plan 3.2 2.8 (14) Other costs 39.6 34.3 (15) Total 60.0 56.5 (6) Corporate Costs - Full Year

Net Interest Income (Expense) US$ Millions Q4'08 Q4'07 FY '08 FY '07 Gross interest expense (4.6) (4.7) (11.7) (12.1) Make-whole payment - - - (6.0) Capitalised interest - - 0.6 6.1 Interest (expense) income - 0.5 2.8 5.5 Net interest expense excluding AICF net interest income (4.6) (4.2) (8.3) (6.5) AICF net interest income 2.4 - 9.4 - Net interest (expense) income (2.2) (4.2) 1.1 (6.5)

Income Tax Expense - Q4 US$ Millions Q4'08 Q4'07 Operating loss before income taxes $(183.7) $(220.0) Asbestos: Asbestos adjustments 182.3 286.3 AICF SG&A expenses 1.3 - AICF interest income (2.4) - Asset impairments: Impairment charges 38.6 - Impairment related costs 2.5 - Operating profit before income taxes excluding asbestos and asset impairments $38.6 $66.3 Income tax expense excluding asbestos, asset impairments and tax adjustments (18.5) (14.9) Effective tax rate excluding asbestos, asset impairments and tax adjustments 48.0% 22.5%

Income Tax Expense - Full Year US$ Millions FY '08 FY '07 Operating loss before income taxes $(35.5) $(93.1) Asbestos: Asbestos adjustments 240.1 405.5 AICF SG&A expenses 4.0 - AICF interest income (9.4) - Asset impairments: Impairment charges 71.0 - Impairment related costs 3.2 - Operating profit before income taxes excluding asbestos and asset impairments $273.4 $312.4 Income tax expense excluding asbestos, asset impairments and tax adjustments (103.7) (101.5) Effective tax rate excluding asbestos, asset impairments and tax adjustments 37.9% 32.5%

US$ Millions Q4'08 Q4'07 % Change EBIT USA Fibre Cement 50.3 84.6 (41) Asia Pacific Fibre Cement 10.7 8.8 22 Other (2.8) (2.7) (4) R & D (5.0) (3.5) (43) General Corporate (12.5) (16.7) 25 Depreciation and Amortisation USA Fibre Cement 10.2 10.2 - Asia Pacific Fibre Cement 3.9 2.6 50 Other 0.3 0.8 (63) Total EBITDA excluding asbestos & asset impairments 55.1 84.1 (34) Asbestos adjustments (182.3) (286.3) 36 AICF SG&A expenses (1.3) - - Asset impairments (38.6) - - Total EBITDA (167.1) (202.2) 17 EBITDA - Q4

US$ Millions FY '08 FY '07 % Change EBIT USA Fibre Cement 313.6 362.4 (13) Asia Pacific Fibre Cement 50.3 39.4 28 Other (7.3) (9.3) 22 R & D (18.1) (17.1) (6) General Corporate (60.0) (56.5) (6) Depreciation and Amortisation USA Fibre Cement 42.8 37.8 13 Asia Pacific Fibre Cement 10.3 10.1 2 Other 3.4 2.8 21 Total EBITDA excluding asbestos & asset impairments 335.0 369.6 (9) Asbestos adjustments (240.1) (405.5) 41 AICF SG&A expenses (4.0) - - Asset impairments (71.0) - - Total EBITDA 19.9 (35.9) - EBITDA - Full Year

Cash Flow - Full Year US$ Millions FY '08 FY '07 % Change EBIT (36.6) (86.6) 58 Non-cash items - Asbestos adjustments 240.1 405.5 (41) - Asset impairments 71.0 - - - Other non-cash items 7.8 54.8 (86) Net working capital movements 115.0 (52.6) - Cash generated by trading activities 397.3 321.1 24 Tax payments (55.5) (80.8) 31 Deposit with ATO (9.7) (154.8) 94 Initial Payment to AICF - (148.7) - Interest paid (net) (12.8) (3.9) - Net Operating Cash Flow 319.3 (67.1) - Purchases of property, plant & equipment (38.5) (92.6) 58 Dividends paid (126.2) (42.1) - Share buy-back (208.0) - - Equity issued 3.3 18.5 (82) Other (25.1) 17.0 - Movement in Net Cash (Debt) (75.2) (166.3) 55 Net Cash (Debt) - 31 March 2007 (153.9) 12.4 - Net Cash (Debt) - 31 March 2008 (229.1) (153.9) (49)

US$ Millions FY '08 FY '07 % Change USA Fibre Cement 31.3 78.8 60 Asia Pacific Fibre Cement 5.6 10.5 47 Other 1.6 3.3 52 Total 38.5 92.6 58 Capital Expenditure - Full Year

FY08 FY07 FY06 EPS (Diluted)1 36.9c 49.3c 45.7c Dividend Paid per share 27.0c 9.0c 10.0c Return on Shareholders' Funds1 17.7% 24.0% 28.7% Return on Capital Employed2 24.2% 27.7% 32.0% EBIT/ Sales (EBIT margin)2 19.2% 21.6% 20.9% Gearing Ratio1 21.5% 12.5% (1.5)% Net Interest Expense Cover3 33.9x 51.2x - Net Interest Paid Cover2 22.0x 65.2x 89.0x Net Debt Payback4 0.7 yrs 1.9 yrs - 1 Excludes asbestos adjustments, tax expense/benefit related to asbestos adjustments, AICF SG&A expenses, AICF interest income, asset impairments and tax adjustments 2 Excludes asbestos adjustments, AICF SG&A expenses and impairments. 3 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income and impairments. 4 Excludes payments under the Amended FFA Key Ratios

Solid overall operating performance for the year considering business environment Strong cash generation Net operating line affected by asbestos adjustments, impairments and tax adjustments The company's financial position remains strong Results remain subject to fluctuation in A$ : US$ exchange rate for foreseeable future Summary

Updated actuarial report completed as at 31 March 2008 Discounted central estimate increased to A$1,426.3 million Annual contribution to AICF will be approximately US$100 - US$110.0 million dependent on the A$/US$ exchange rate Payment in A$ due 1 July 2008 or in quarterly installments through FY2009 Asbestos Compensation Funding Arrangement

Updated Actuarial Estimate A$ Millions KPMG Actuaries expected estimate for 31 March 2008, based on 31 March 2007 estimate (allowing for cost savings in NSW only) A$1,375.0 Change in discount rate 40.4 1,334.6 Reduced by: Reduction in average claims cost and legal costs (72.2) Increase in claim numbers 144.5 Incidence pattern (change in peak year) 29.6 Settlement patterns (6.9) Emerging claims experience (2.8) Insurance recoveries 0.2 Cross claim recoveries 12.0 Nil cost claims (12.7) Total increase in net liability 91.7 Actuarial estimate at 31 March 2008 A$1,426.3

Updated Actuarial Estimate Net accounting liability under Amended FFA A$ millions (except where stated) 31 March 2007 31 March 2008 Central Estimate - Discounted 1,355.1 1,426.3 Discounting and inflation allowance (82.1) (40.1) Provision for claims handling costs of AICF 69.2 73.5 Other US GAAP adjustments 39.6 32.0 Net (assets) liabilities of AICF (excl funding payment) 2.2 0.1 Contributions to asbestos research and education 5.6 3.5 Effect of tax (415.2) (465.1) Net post-tax liability 974.4 1,030.2 Exchange rate A$ to US$ 1.2395 1.0903 Net post-tax liability in US$ millions 786.1 944.9

Comparison A$ Billions 30 Jun 04 31 Mar 05 30 Jun 05 31 Mar 06 30 Sept 06 31 Mar 07 31 Mar 08 Central Estimate - Discounted 1.536 1.685 1.568 1.517 1.555 1.355 1.426 Central Estimate - Undiscounted 3.586 3.604 3.131 3.079 3.169 2.811 3.027 Range - Undiscounted 2.0-5.7 2.0-5.9 1.5-5.5 1.7-5.3 1.8-5.7 1.6-5.1 1.9-5.4 Updated Actuarial Estimate

Asbestos Fund Update AICF holdings at 31 March 2008 A$123.4m - cash and short-term investments Net claims paid FY08: A$ millions AICF FY08* KPMG Actuarial Estimate MRCF/AICF FY07 Claims Paid 67.2 70.6 67.5 Legal Costs 7.1 5.6 7.6 Insurance and cross claim recoveries (19.2) (11.9) (17.7) Total net claims costs 55.1* 64.3 57.4 * Source: Amaca Claims Service and AICF management reports

Questions & Answers

Disclaimer This Management Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include: expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims; expectations concerning the costs associated with the suspension of operations at our Blandon Pennsylvania and Plant City, Florida plants; statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission; statements regarding tax liabilities and related proceedings. expectations that our credit facilities will be extended or renewed; projections of our operating results or financial condition; statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future performance; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Risk Factors" beginning on page 6 of our Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and we undertake no duty to update or revise any such statements.

Endnotes This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Analysis of Results, a Media Release and a Financial Report. Definitions Financial Measures - US GAAP equivalents EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. Operating profit - is equivalent to the US GAAP measure of income. Net operating profit - is equivalent to the US GAAP measure of net income. Sales Volumes mmsf - million square feet, where a square foot is defined as a standard square foot of 5/16" thickness. msf - thousand square feet, where a square foot is defined as a standard square foot of 5/16" thickness.

Endnotes Financial Ratios Gearing Ratio - Net debt (cash) divided by net debt (cash) plus shareholders' equity. Net interest expense cover - EBIT divided by net interest expense. Net interest paid cover - EBIT divided by cash paid during the period for interest, net of amounts capitalised. Net debt payback - Net debt (cash) divided by cash flow from operations. Net debt (cash) - Short-term and long-term debt less cash and cash equivalents.

Non-US GAAP Financial Measures EBIT and EBIT margin excluding asbestos and asset impairments - EBIT and EBIT margin excluding asbestos and asset impairments are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes. US$ Millions Q4 FY08 Q4 FY07 FY '08 FY '07 EBIT $ (181.5) $ (215.8) $ (36.6) $ (86.6) Asbestos: Asbestos adjustments 182.3 286.3 240.1 405.5 AICF SG&A expenses 1.3 - 4.0 - Asset impairments: Impairment charges 38.6 - 71.0 - Impairment related costs 2.5 2.5 - 3.2 - EBIT excluding asbestos and asset impairments 43.2 70.5 281.7 318.9 Net Sales $ 312.9 $ 360.9 $ 1,468.8 $ 1,542.9 EBIT margin excluding asbestos and asset impairments 13.8% 19.5% 19.2% 20.7%

Non-US GAAP Financial Measures (continued) Net operating profit excluding asbestos, asset impairments and tax adjustments - Net operating profit excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes. US$ Millions FY08 FY07 FY08 FY07 Net operating (loss) profit $ (146.9) $ 103.1 $ (71.6) $ 151.7 Asbestos: Asbestos adjustments 182.3 286.3 240.1 405.5 AICF SG&A expenses 1.3 - 4.0 - AICF interest income (2.4) - (9.4) - Tax benefit related to asbestos adjustments (46.2) (335.0) (45.8) (335.0) Asset impairments: Impairment charges (net of tax) 24.6 - 44.6 - Impairment related costs (net of tax) 1.6 - 2.0 - Tax adjustments 5.8 (3.0) 5.8 (10.4) Net operating profit excluding asbestos, asset impairments and tax adjustments $ 20.1 $ 51.4 $ 169.7 $ 211.8

Non-US GAAP Financial Measures (continued) Diluted earnings per share excluding asbestos, asset impairments and tax adjustments - Diluted earnings per share excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes. US$ Millions Q4 FY08 Q4 FY07 FY '08 FY '07 Net operating profit excluding asbestos, asset impairments and tax adjustments $ 20.1 $ 51.4 $ 169.7 $ 211.8 Weighted average common shares outstanding - Diluted (millions) 434.6 469.0 456.1 466.4 Diluted earnings per share excluding asbestos, asset impairments and tax adjustments (US cents) 4.6 11.0 37.2 45.4

Non-US GAAP Financial Measures (continued) Effective tax rate excluding asbestos, asset impairments and tax adjustments - Effective tax rate excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes.

Non-US GAAP Financial Measures (continued) US$ Millions Q4 FY08 Q4 FY07 FY '08 FY' 07 Operating loss before income taxes $ (183.7) $ (220.0) $ (35.5) $ (93.1) Asbestos: Asbestos adjustments 182.3 286.3 240.1 405.5 AICF SG&A expenses 1.3 - 4.0 - AICF interest income (2.4) - (9.4) - Asset impairments: Impairment charges 38.6 - 71.0 - Impairment related costs 2.5 - 3.2 - Operating profit before income taxes excluding asbestos and asset impairments $ 38.6 $ 66.3 $ 273.4 $ 312.4 Income tax benefit (expense) 36.8 323.1 (36.1) 243.9 Asbestos: Tax benefit related to asbestos adjustments (46.2) (335.0) (45.8) (335.0) Impairments: Tax benefit related to asset impairments (14.9) - (27.6) - Tax adjustments 5.8 (3.0) 5.8 (10.4) Income tax expense excluding asbestos, asset impairments and tax adjustments (18.5) (14.9) (103.7) (101.5) Effective tax rate excluding asbestos, asset impairments and tax adjustments 48.0% 22.5% 37.9% 32.5%

Non-US GAAP Financial Measures (continued) EBITDA - is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. US$ Millions FY08 FY07 FY08 FY07 EBIT $ (181.5) $ (215.8) $ (36.6) $ (86.6) Depreciation and amortisation 14.4 13.7 56.5 50.7 EBITDA $ (167.1) $ (202.1) $ 19.9 $ (35.9)

James Hardie FY08 4th Quarter and Full Year Results 22 May 2008 In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 59. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit". The company may also present other terms for measuring its sales volumes ("million square feet or mmsf" and "thousand square feet or msf"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt (cash)"); and Non-US GAAP financial measures ("EBIT excluding asbestos and asset impairments", EBIT margin excluding asbestos and asset impairments", "Net operating profit excluding asbestos, asset impairments and tax adjustments", "Diluted earnings per share excluding asbestos, asset impairments and tax adjustments", "Operating profit before income taxes excluding asbestos and asset impairments" , "Effective tax rate excluding asbestos, asset impairments and tax adjustments" and EBITDA). Unless otherwise stated, results and comparisons are of the 4th quarter and current full fiscal year versus the 4th quarter and full year of the prior fiscal year.

James Hardie Industries N.V.
and Subsidiaries
Consolidated Financial Statements
As of 31 March 2008 and 2007

James Hardie Industries N.V. and Subsidiaries

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
James Hardie Industries N.V.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows, and changes in shareholders’ equity present fairly, in all material respects, the financial position of James Hardie Industries N.V. and its subsidiaries at 31 March 2008 and 31 March 2007, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 14 to the consolidated financial statements, during the year ended 31 March 2008, the Company changed the manner in which it accounts for uncertain tax positions. Also, as discussed in Note 2 to the consolidated financial statements, during the year ended 31 March 2007, the Company changed its method of accounting for stock-based compensation and defined benefit pension plans.
PricewaterhouseCoopers LLP
Los Angeles, California
19 May 2008

Item 1. Financial Statements
James Hardie Industries N.V. and Subsidiaries
Consolidated Balance Sheets

	(Millions of		(Millions of
	US dollars)		Australian dollars)
	31 March	31 March	31 March		31 March
	2008	2007	2008		2007
			(Unaudited)		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$35.4	$34.1	A$	38.6	A$	42.3
Restricted cash and cash equivalents	5.0	5.0		5.5		6.2
Restricted cash and cash equivalents — Asbestos	37.4	146.9		40.8		182.1
Restricted short-term investments — Asbestos	77.7	—		84.7		—
Accounts and notes receivable, net of allow ance for doubtful accounts of $2.0 million (A$2.2 million) and $1.5 million (A$1.9 million) as of 31 March 2008 and 31 March 2007, respectively	131.4	163.4		143.3		202.5
Inventories	179.7	147.6		195.9		183.0
Prepaid expenses and other current assets	28.0	32.4		30.5		40.2
Insurance receivable — Asbestos	14.1	9.4		15.4		11.7
Workers’ compensation — Asbestos	6.9	2.7		7.5		3.3
Deferred income taxes	8.2	27.3		8.9		33.8
Deferred income taxes — Asbestos	9.1	7.8		9.9		9.7

Total current assets	532.9	576.6		581.0		714.8
Property, plant and equipment, net	756.4	827.7		824.7		1,025.9
Insurance receivable — Asbestos	194.3	165.1		211.8		204.6
Workers’ compensation — Asbestos	78.5	76.5		85.6		94.8
Deferred income taxes	13.2	6.9		14.4		8.6
Deferred income taxes — Asbestos	397.1	318.2		433.0		394.4
Deposit with Australian Taxation Office	205.8	154.8		224.4		191.9
Other assets	1.7	2.3		1.9		2.9

Total assets	$2,179.9	$2,128.1	A$	2,376.8	A$	2,637.9

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$107.6	$100.8	A$	117.3	A$	124.9
Short-term debt	90.0	83.0		98.1		102.9
Accrued payroll and employee benefits	37.0	42.0		40.3		52.1
Accrued product warranties	6.9	5.7		7.5		7.1
Income taxes payable	13.0	10.6		14.2		13.1
Asbestos liability	78.7	63.5		85.8		78.7
Workers’ compensation — Asbestos	6.9	2.7		7.5		3.3
Other liabilities	9.1	9.3		9.9		11.5

Total current liabilities	349.2	317.6		380.6		393.6
Long-term debt	174.5	105.0		190.3		130.1
Deferred income taxes	84.2	93.8		91.8		116.3
Accrued product warranties	10.8	9.5		11.8		11.8
Asbestos liability	1,497.8	1,225.8		1,633.1		1,519.4
Workers’ compensation — Asbestos	78.5	76.5		85.6		94.8
Other liabilities	187.5	41.2		204.4		51.1

Total liabilities	2,382.5	1,869.4	A$	2,597.6	A$	2,317.1

Commitments and contingencies (Note 13)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 432,214,668 shares issued at 31 March 2008 and 467,295,391 shares issued at 31 March 2007	219.7	251.8
Additional paid-in capital	19.3	180.2
Accumulated deficit	(454.5)	(178.7)
Common stock in treasury, at cost, 708,695 shares and nil shares at 31 March 2008 and 31 March 2007, respectively	(4.0)	—
Accumulated other comprehensive income	16.9	5.4

Total shareholders’ (deficit) equity	(202.6)	258.7

Total liabilities and shareholders’ equity	$2,179.9	$2,128.1

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Operations

	Years Ended 31 March
(Millions of US dollars, except per share data)	2008	2007	2006

Net sales	$1,468.8	$1,542.9	$1,488.5
Cost of goods sold	(938.8)	(969.9)	(937.7)

Gross profit	530.0	573.0	550.8

Selling, general and administrative expenses	(228.2)	(214.6)	(209.8)
Research and development expenses	(27.3)	(25.9)	(28.7)
Impairment charges	(71.0)	—	(13.4)
SCI and other related expenses	—	(13.6)	(17.4)
Asbestos adjustments	(240.1)	(405.5)	(715.6)
Other operating expense	—	—	(0.8)

Operating loss	(36.6)	(86.6)	(434.9)
Interest expense	(11.1)	(12.0)	(7.2)
Interest income	12.2	5.5	7.0

Loss before income taxes	(35.5)	(93.1)	(435.1)

Income tax (expense) benefit	(36.1)	243.9	(71.6)

(Loss) income before cumulative effect of change in accounting principle	(71.6)	150.8	(506.7)
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax expense of nil, $0.4 million and nil, respectively	—	0.9	—

Net (loss) income	$(71.6)	$151.7	$(506.7)

Net (loss) income per share — basic	$(0.16)	$0.33	$(1.10)
Net (loss) income per share — diluted	$(0.16)	$0.33	$(1.10)

Weighted average common shares outstanding (Millions):
Basic	455.0	464.6	461.7
Diluted	455.0	466.4	461.7
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Operations
(Unaudited)

	Years Ended 31 March
(Millions of Australian dollars, except per share data)	2008		2007		2006

Net sales	A$	1,689.6	A$	2,016.0	A$	1,977.5
Cost of goods sold		(1,079.9)		(1,267.3)		(1,245.7)

Gross profit		609.7		748.7		731.8

Selling, general and administrative expenses		(262.5)		(280.4)		(278.7)
Research and development expenses		(31.4)		(33.8)		(38.1)
Impairment charges		(81.7)		—		(17.8)
SCI and other related expenses		—		(17.8)		(23.1)
Asbestos adjustments		(276.2)		(529.8)		(1,000.0)
Other operating expense		—		—		(1.1)

Operating loss		(42.1)		(113.1)		(627.0)
Interest expense		(12.8)		(15.7)		(9.6)
Interest income		14.0		7.2		9.3

Loss before income taxes		(40.9)		(121.6)		(627.3)

Income tax (expense) benefit		(41.5)		318.7		(95.1)

(Loss) income before cumulative effect of change in accounting principle		(82.4)		197.1		(722.4)
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax expense of nil, A$0.5 million and nil, respectively		—		1.2		—

Net (loss) income	A$	(82.4)	A$	198.3	A$	(722.4)

Net (loss) income per share — basic	A$	(0.18)	A$	0.43	A$	(1.56)

Net (loss) income per share — diluted	A$	(0.18)	A$	0.43	A$	(1.56)
Weighted average common shares outstanding (Millions):
Basic		455.0		464.6		461.7
Diluted		455.0		466.4		461.7
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2008	2007	2006

Cash Flows From Operating Activities
Net (loss) income	$(71.6)	$151.7	$(506.7)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	56.5	50.7	45.3
Deferred income taxes	(54.0)	(310.4)	4.3
Prepaid pension cost	1.0	(0.4)	2.9
Stock-based compensation	7.7	4.5	5.9
Asbestos adjustments	240.1	405.5	715.6
Cumulative effect of change in accounting principle	—	(0.9)	—
Impairment charges	71.0	—	13.4
Other	(3.4)	1.3	1.7
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	44.7	(151.9)	—
Accounts and notes receivable	39.6	(4.8)	(24.0)
Inventories	(26.6)	(19.5)	(26.6)
Prepaid expenses and other current assets	4.9	(0.1)	(24.8)
Insurance receivable — Asbestos	16.7	—	—
Accounts payable and accrued liabilities	2.6	(18.4)	24.4
Asbestos liability	(67.0)	—	—
Deposit with Australian Taxation Office	(9.7)	(154.8)	—
Other accrued liabilities and other liabilities	66.8	(19.6)	7.0

Net cash provided by (used in) operating activities	319.3	(67.1)	238.4

Cash Flows From Investing activities
Purchases of property, plant and equipment	(38.5)	(92.6)	(162.0)
Proceeds from disposal of subsidiaries and businesses, net of cash divested	—	—	8.0

Net cash used in investing activities	(38.5)	(92.6)	(154.0)

Cash Flows From Financing activities
Proceeds from short-term borrowings	7.0	—	181.0
Repayments of short-term borrowings	—	(98.0)	—
Proceeds from long-term borrowings	69.5	105.0	—
Repayments of long-term borrowings	—	(121.7)	(37.6)
Proceeds from issuance of shares	3.3	18.5	18.7
Tax benefit from stock options exercised	—	1.8	2.2
Treasury stock purchased	(208.0)	—	—
Dividends paid	(126.2)	(42.1)	(45.9)
Collections on loans receivable	—	0.1	0.3

Net cash (used in) provided by financing activities	(254.4)	(136.4)	118.7

Effects of exchange rate changes on cash	(25.1)	15.1	(1.5)

Net increase (decrease) in cash and cash equivalents	1.3	(281.0)	201.6
Cash and cash equivalents at beginning of period	34.1	315.1	113.5

Cash and cash equivalents at end of period	$35.4	$34.1	$315.1

Components of Cash and Cash Equivalents
Cash at bank and on hand	$21.6	$26.1	$24.9
Short-term deposits	13.8	8.0	290.2

Cash and cash equivalents at end of period	$35.4	$34.1	$315.1

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	$12.8	$3.9	$3.5
Cash paid during the year for income taxes, net	$70.4	$80.8	$93.4
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	Years Ended 31 March
(Millions of Australian dollars)	2008		2007		2006

Cash Flows From Operating Activities
Net (loss) income	A$	(82.4)	A$	198.3	A$	(722.4)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation		65.0		66.2		60.2
Deferred income taxes		(62.1)		(405.6)		5.7
Prepaid pension cost		1.2		(0.5)		3.9
Stock-based compensation		8.9		5.9		7.8
Asbestos adjustments		276.2		529.8		1,000.0
Cumulative effect of change in accounting principle		—		(1.2)		—
Impairment charges		81.7		—		17.8
Other		(3.9)		1.7		2.3
Changes in operating assets and liabilities:
Restricted cash and cash equivalents		51.4		(198.5)		—
Accounts and notes receivable		45.6		(6.3)		(31.9)
Inventories		(30.6)		(25.5)		(35.3)
Prepaid expenses and other current assets		5.6		(0.1)		(32.9)
Insurance receivable — Asbestos		19.2		—		—
Accounts payable and accrued liabilities		3.0		(24.0)		32.4
Asbestos liability		(77.1)		—		—
Deposit with Australian Taxation Office		(11.2)		(202.3)		—
Other accrued liabilities and other liabilities		76.8		(25.6)		9.3

Net cash provided by (used in) operating activities		367.3		(87.7)		316.9

Cash Flows From Investing Activities
Purchases of property, plant and equipment		(44.3)		(121.0)		(215.2)
Proceeds from disposal of subsidiaries and businesses, net of cash divested		—		—		10.6

Net cash used in investing activities		(44.3)		(121.0)		(204.6)

Cash Flows From Financing Activities
Proceeds from short-term borrowings		8.1		—		240.5
Repayments of short-term borrowings		—		(128.0)		—
Proceeds from long-term borrowings		79.9		137.2		—
Repayments of long-term borrowings		—		(159.0)		(50.0)
Proceeds from issuance of shares		3.8		24.2		24.8
Tax benefit from stock options exercised		—		2.4		2.9
Treasury stock purchased		(239.3)		—		—
Dividends paid		(145.2)		(55.0)		(61.0)
Collections on loans receivable		—		0.1		0.3

Net cash (used in) provided by financing activities		(292.7)		(178.1)		157.5

Effects of exchange rate changes on cash		(34.0)		(11.3)		23.7

Net (decrease) increase in cash and cash equivalents		(3.7)		(398.1)		293.5
Cash and cash equivalents at beginning of period		42.3		440.4		146.9

Cash and cash equivalents at end of period	A$	38.6	A$	42.3	A$	440.4

Components of Cash and Cash Equivalents
Cash at bank and on hand	A$	23.6	A$	32.4	A$	34.8
Short-term deposits		15.0		9.9		405.6

Cash and cash equivalents at end of period	A$	38.6	A$	42.3	A$	440.4

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	A$	14.7	A$	4.8	A$	4.9
Cash paid during the year for income taxes, net	A$	81.0	A$	100.2	A$	130.5
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated
		Additional		Other
	Common	Paid-in	Accumulated	Comprehensive	Treasury
(Millions of US dollars)	Stock	Capital	Deficit	(Loss) Income	Stock	Total
Balances as of 31 March 2005	$245.8	$138.7	$264.3	$(24.1)	$—	$624.7

Comprehensive income (loss):
Net loss	—	—	(506.7)	—	—	(506.7)
Amortisation of unrealised transition gain on derivative instruments	—	—	—	0.5	—	0.5
Foreign currency translation loss	—	—	—	(4.8)	—	(4.8)

Other comprehensive loss	—	—	—	(4.3)	—	(4.3)
Total comprehensive loss						(511.0)
Stock-based compensation	—	5.9	—	—	—	5.9
Tax benefit from stock options exercised	—	2.2	—	—	—	2.2
Employee loans repaid	—	0.3	—	—	—	0.3
Stock options exercised	7.4	11.3	—	—	—	18.7
Dividends paid	—	—	(45.9)	—	—	(45.9)

Balances as of 31 March 2006	$253.2	$158.4	$(288.3)	$(28.4)	$—	$94.9

Comprehensive income (loss):
Net income	—	—	151.7	—	—	151.7
Foreign currency translation gain	—	—	—	36.5	—	36.5

Other comprehensive income	—	—	—	36.5	—	36.5
Total comprehensive income						188.2
Adoption of FAS 158, net of tax	—	—	—	(2.7)	—	(2.7)
Stock-based compensation	—	4.5	—	—	—	4.5
Tax benefit from stock options exercised	—	1.8	—	—	—	1.8
Employee loans repaid	—	0.1	—	—	—	0.1
Stock options exercised	3.1	15.4	—	—	—	18.5
Dividends paid	—	—	(42.1)	—	—	(42.1)
Other	(4.5)	—	—	—	—	(4.5)

Balances as of 31 March 2007	$251.8	$180.2	$(178.7)	$5.4	$—	$258.7

Comprehensive income (loss)
Net loss	—	—	(71.6)	—	—	(71.6)
Pension and post-retirement benefit adjustments	—	—	—	0.6	—	0.6
Unrealised loss on investments	—	—	—	(4.4)	—	(4.4)
Foreign currency translation gain	—	—	—	15.3	—	15.3

Other comprehensive income	—	—	—	11.5	—	11.5
Total comprehensive loss						(60.1)
Adoption of FIN 48	—	—	(78.0)	—	—	(78.0)
Stock-based compensation	—	7.7	—	—	—	7.7
Stock options exercised	0.5	2.8	—	—	—	3.3
Dividends paid	—	—	(126.2)	—	—	(126.2)
Treasury stock purchased	—	—	—	—	(208.0)	(208.0)
Treasury stock retired	(32.6)	(171.4)	—	—	204.0	—

Balances as of 31 March 2008	$219.7	$19.3	$(454.5)	$16.9	$(4.0)	$(202.6)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
1. Background and Basis of Presentation
Nature of Operations
The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines and Europe.
Background
On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited (“JHIL”), then a public company organised under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganisation and capital restructuring (the “1998 Reorganisation”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.
On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the “2001 Reorganisation”). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. (“JHI NV”), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.
Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.
Previously deconsolidated entities have been consolidated beginning 31 March 2007 as part of the accounting for the asbestos liability. Upon approval of the Restated and Amended Final Funding Agreement on 7 February 2007 (the “Amended FFA”), the Asbestos Injuries Compensation Fund (the “AICF”) was deemed a special purpose entity and, as such, it was consolidated with the results for JHI NV. See Note 2 and Note 12 for additional information.
Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its current wholly owned subsidiaries and special purpose entities, collectively referred to as either the “Company” or “James Hardie” and JHI NV together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise. Operating loss for the twelve months ended 31 March 2008 includes a charge of US$2.7 million relating to prior period lease costs. The impact of this adjustment on prior periods’ financial statements is not material.
The assets, liabilities, statements of operations and statements of cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations as the majority of the Company’s shareholder base is Australian. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America and have not been audited. The exchange rates used to calculate the convenience translations are as follows:

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

	31 March
(US$1 = A$)	2008	2007	2006

Assets and liabilities	1.0903	1.2395	1.3975
Statements of operations	1.1503	1.3066	1.3285
Cash flows — beginning cash	1.2395	1.3975	1.2946
Cash flows — ending cash	1.0903	1.2395	1.3975
Cash flows — current period movements	1.1503	1.3066	1.3285
2. Summary of Significant Accounting Policies
Accounting Principles
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US dollar is used as the reporting currency. All subsidiaries and special purpose entities are consolidated and all significant intercompany transactions and balances are eliminated.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Reclassifications
Certain prior year balances have been reclassified to conform with the current year presentation. The reclassifications do not impact shareholders’ equity.
Foreign Currency Translation
All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity. Gains and losses arising from foreign currency transactions are recognised in income currently.
Cash and Cash Equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents include amounts on deposit with insurance companies.
Accounts Receivable
The Company reviews trade receivables and estimates of the allowance for doubtful accounts each period. The allowance is determined by analysing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.
Inventories
Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analysing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory balances are written down, if necessary.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Property, Plant and Equipment
Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated cost based on fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years

Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment, software and software development	3 to 7
Office furniture and equipment	3 to 10
The costs of additions and improvements are capitalised, while maintenance and repair costs are expensed as incurred. Interest is capitalised in connection with the construction of major facilities. Capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset’s estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated statements of operations.
In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”, the Company accrues for all asset retirement obligations in the period in which the liability is incurred. The initial measurement of an asset retirement obligation is based upon the present value of estimated cost and a related long-lived asset retirement cost is capitalised as part of the asset’s carrying value and allocated to expense over the asset’s useful life.
Impairment of Long-Lived Assets
In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognised by the amount by which the carrying amount of the asset exceeds the fair value of the assets.
Environmental
Environmental remediation expenditures that relate to current operations are expensed or capitalised, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company’s commitment to a formal plan of action.
Revenue Recognition
The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Cost of Goods Sold
Cost of goods sold is primarily comprised of cost of materials, labour and manufacturing. Cost of goods sold also includes the cost of inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and shipping and handling costs.
Shipping and Handling
Shipping and handling costs are charged to cost of goods sold as incurred. Recovery of these costs is incorporated in the Company’s sales price per unit and is therefore classified as part of net sales.
Selling, General and Administrative
Selling, general and administrative expenses primarily include costs related to advertising, marketing, selling, information technology and other general corporate functions. Selling, general and administrative expenses also include certain transportation and logistics expenses associated with the Company’s distribution network.
Advertising
The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$11.9 million, US$17.0 million and US$19.1 million during the years ended 31 March 2008, 2007 and 2006, respectively.
Research and Development
Research and development costs are charged to expense when incurred.
Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, including the historical relationship of warranty costs to sales.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised. Interest and penalties related to uncertain tax positions are recognised in income tax expense.
Financial Instruments
To meet the reporting requirements of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, the Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, gains and losses arising on such contracts are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are recognised. The ineffective portion of

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.
Stock-based Compensation
The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$7.7 million, US$5.8 million and US$5.9 million for the years ended 31 March 2008, 2007 and 2006, respectively.
Upon adoption of SFAS No. 123R, “Accounting for Stock-Based Compensation”, at the beginning of fiscal year 2007, the Company analysed forfeiture rates on all of its 2001 Stock Option Plan grants for which vesting was complete, resulting in an estimated weighted average forfeiture rate of 30.7%. Based on this estimated rate, a cumulative adjustment to stock-based compensation expense of US$1.3 million net of an income tax benefit of US$0.4 million was recorded effective 1 April 2006. The adjustment is presented on the consolidation statements of operations as a cumulative effect of change in accounting principle (net of income tax). The portion of the cumulative adjustment that relates to USA-based employees caused a reduction in the deferred tax asset previously recorded. For the twelve months ended 31 March 2007, the amount of the cumulative adjustment related to USA-based employees was US$1.0 million for which the related USA income tax adjustment was US$0.4 million.
Employee Benefit Plans
In fiscal year 2007, the Company implemented the provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. Adopting this standard resulted in the recognition of an increase in non-current liabilities of US$3.9 million and a reduction in shareholders’ equity of US$2.7 million, at 31 March 2007.

The Company sponsors both defined benefit and defined contribution retirement plans for its employees. Employer contributions to the defined contribution plans are recognised as periodic pension expense in the period that the employees’ salaries or wages are earned. The defined benefit plan covers all eligible employees and takes into consideration the following components to calculate net periodic pension expense: (a) service cost; (b) interest cost; (c) expected return on plan assets; (d) amortisation of unrecognised prior service cost; (e) recognition of net actuarial gains or losses; and (f) amortisation of any unrecognised net transition asset. If the amount of the Company’s total contribution to its pension plan for the period is not equal to the amount of net periodic pension cost, the Company recognises the difference either as a prepaid or accrued pension cost.
Dividends
Dividends are recorded as a liability on the date the Board of Directors formally declares the dividend.
Earnings Per Share
The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net (loss) income per share are as follows:

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

	Years Ended 31 March
(Millions of shares)	2008	2007	2006

Basic common shares outstanding	455.0	464.6	461.7
Dilutive effect of stock options	—	1.8	—

Diluted common shares outstanding	455.0	466.4	461.7

(US dollars)	2008	2007	2006

Net (loss) income per share — basic	$(0.16)	$0.33	$(1.10)
Net (loss) income per share — diluted	$(0.16)	$0.33	$(1.10)
Potential common shares of 10.4 million, 7.7 million and 6.6 million for the years ended 31 March 2008, 2007 and 2006, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive. Due to the net loss for the years ended 31 March 2008 and 2006, the assumed net exercise of stock options was excluded, as the effect would have been anti-dilutive.
Repurchased Common Stock
The Company accounts for repurchased common stock under the cost method and includes such treasury stock as a component of shareholders’ equity. Retirement of treasury stock is recorded as a reduction of common stock and additional paid-in capital, as applicable.
Accumulated Other Comprehensive Income
Accumulated other comprehensive income includes foreign currency translation gains and losses, unrealised losses on investments and unrecognised pension costs, and is presented as a separate component of shareholders’ equity.
Asbestos
At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic reality of the Original Final Funding Agreement (“Original FFA”) entered into on 1 December 2005. The amount of the asbestos provision of US$715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.
In February 2007, the shareholders approved the Amended FFA entered into on 21 November 2006 to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Liable Entities”)) are found liable.
Upon shareholder approval of the Amended FFA, in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, the Company consolidated the AICF with the Company resulting in a separate recognition of the asbestos liability and certain other items including the related Australian income tax benefit. Among other items, the Company recorded a deferred tax asset for the anticipated tax benefit related to asbestos liabilities and a corresponding increase in the asbestos liability. As stated in “Deferred Income Taxes” below, the Company’s Performing Subsidiary will be able to claim a taxable deduction for contributions to the asbestos fund. For the year ended 31 March 2007, the Company classified the expense related to the increase of the asbestos liability as asbestos adjustments and the Company classified the benefit related to the recording of the related deferred tax asset as an income tax benefit (expense) on its consolidated statements of operations.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the Amended FFA in February 2007, shares in the Liable Entities were transferred to the AICF. The Company appoints three of the AICF directors and the NSW state government appoints two of the AICF directors. The AICF manages Australian asbestos-related personal injury claims made against the Liable Entities, and makes compensation payments in respect of those proven claims.
AICF
Under the terms of the Amended FFA, James Hardie 117 Pty Ltd (the “Performing Subsidiary”) has a contractual liability to make payments to the AICF. This funding to the AICF results in the Company having a pecuniary interest in the AICF. The interest is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Liable Entities. Due to the Company’s variable interest in the AICF, it consolidates the AICF in accordance with FASB, Interpretation No. 46R, “Consolidation of Variable Interest Entities”.
The AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by the AICF are treated as reductions to the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by the AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations. The AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations.
Asbestos-Related Assets and Liabilities
The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the Amended FFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are commonly referred to by the Company as Asbestos-Related Assets and Liabilities and include:
Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate under SFAS No. 5. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of the AICF are reflected in the consolidated statements of operations during the period in which they occur. Claims paid by the AICF and claims-handling costs incurred by the AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.
Insurance Receivable
There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuaries reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company only records insurance receivables that it deems to be probable.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Included in insurance receivable is US$16.2 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.
Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.
Workers’ Compensation
Workers’ compensation claims are claims made by former employees of the Liable Entities. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuaries as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Liable Entities.
The portion of the KPMG Actuaries estimate that is expected to be met by the Liable Entities is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the consolidated statements of operations during the period in which they occur.
The portion of the KPMG Actuaries estimate that is expected to be met by the workers’ compensation schemes or policies of the Liable Entities is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.
Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations.
Asbestos-Related Research and Education Contributions
The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in “Other Liabilities” on the consolidated balance sheets.
Restricted Cash and Cash Equivalents
Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF.
Restricted Short-Term Investments
Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income.
AICF – Other Assets and Liabilities
Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.
Deferred Income Taxes
The Performing Subsidiary is able to claim a taxation deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the Amended FFA. Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Foreign Currency Translation
The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated statements of operations.
Recent Accounting Pronouncements
Fair Value Measurements
In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”) and expands disclosures about fair value measurements. The expanded disclosures in this statement about the use of fair value to measure assets and liabilities should provide users of financial statements with better information about the extent to which fair value is used to measure recognised assets and liabilities, the inputs used to develop the measurements, and the effect of certain measurements on earnings (or changes in net assets) for the period. Certain provisions of SFAS No. 157 are effective for the Company on 1 April 2008 and it is currently evaluating the impact on its financial statements of adopting SFAS No. 157.
Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which allows for voluntary measurement of financial assets and liabilities as well as certain other items at fair value. Unrealised gains and losses on financial instruments for which the fair value option has been elected are reported in earnings. The provisions of SFAS No. 159 are effective for the Company on 1 April 2008 and it is currently evaluating the impact on its financial statements of adopting SFAS No. 159.
Business Combinations
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations (“SFAS No. 141R”)”, which replaces SFAS No. 141. The statement establishes principles and requirements for how the acquirer in a business combination recognises and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognises and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141R are effective for business combinations for which the acquisition date is on or after 1 April 2009.
Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51
In December 2007, the FASB approved the issuance of SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the entity be clearly identified and presented in the Consolidated Balance Sheets within equity, but separate from the entity’s equity; the amount of consolidated net income attributable to the entity and the noncontrolling interest be clearly identified and presented on the face of the Consolidated Statement of Earnings; and changes in the entity’s ownership interest while the entity retains its controlling financial interest in its subsidiary be accounted for consistently. The provisions of SFAS No. 160 are effective for the Company on 1 April 2009, and it is currently evaluating the impact on its financial statements of adopting SFAS No. 160.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Disclosures about Derivative Instruments and Hedging Activities
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). SFAS No. 161 is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for the Company April 1, 2009. and it is currently evaluating the impact on its financial statements of adopting SFAS No. 161.
3. Cash and Cash Equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less.
Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2008	2007

Cash at bank and on hand	$21.6	$26.1
Short-term deposits	13.8	8.0

Total cash and cash equivalents	$35.4	$34.1

Short-term deposits are placed at floating interest rates varying between 2.14% to 2.93% and 4.85% to 5.25% as of
31 March 2008 and 2007, respectively.
4. Restricted Cash and Cash Equivalents
Included in restricted cash is US$5.0 million related to an insurance policy as of 31 March 2008 and 2007.
5. Accounts and Notes Receivable
Accounts and notes receivable consist of the following components:

	31 March
(Millions of US dollars)	2008	2007

Trade receivables	$122.7	$152.4
Other receivables and advances	10.7	12.5
Allowance for doubtful accounts	(2.0)	(1.5)

Total accounts and notes receivable	$131.4	$163.4

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2008	2007

Balance at beginning of period	$1.5	$1.3
Charged to expense	0.6	0.5
Costs and deductions	(0.1)	(0.3)

Balance at end of period	$2.0	$1.5

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
6. Inventories
Inventories consist of the following components:

	31 March
(Millions of US dollars)	2008	2007

Finished goods	$127.4	$101.5
Work-in-process	8.4	12.3
Raw materials and supplies	51.0	37.8
Provision for obsolete finished goods and raw materials	(7.1)	(4.0)

Total inventories	$179.7	$147.6

7. Property, Plant and Equipment
Property, plant and equipment consist of the following components:

			Machinery
			and	Construction
	Land	Buildings	Equipment	in Progress	Total

Balance at 31 March 2006:
Cost	$15.6	$147.5	$669.8	$228.1	$1,061.0
Accumulated depreciation	—	(31.7)	(253.7)	—	(285.4)

Net book value	15.6	115.8	416.1	228.1	775.6
Changes in net book value:
Capital expenditures	1.3	70.8	131.3	(110.8)	92.6
Retirements and sales	—	—	(0.6)	—	(0.6)
Depreciation	—	(8.3)	(42.4)	—	(50.7)
Other movements	—	—	0.6	—	0.6
Foreign currency translation adjustments	—	—	10.2	—	10.2

Total changes	1.3	62.5	99.1	(110.8)	52.1
Balance at 31 March 2007:
Cost	16.9	218.3	811.3	117.3	1,163.8
Accumulated depreciation	—	(40.0)	(296.1)	—	(336.1)

Net book value	$16.9	$178.3	$515.2	$117.3	$827.7

Changes in net book value:
Capital expenditures	0.3	7.3	65.8	(34.9)	38.5
Retirements and sales	—	—	(1.2)	—	(1.2)
Depreciation	—	(12.0)	(44.5)	—	(56.5)
Impairment	—	(16.7)	(54.3)	—	(71.0)
Other movements	—	—	5.2	—	5.2
Foreign currency translation adjustments	—	—	13.7	—	13.7

Total changes	0.3	(21.4)	(15.3)	(34.9)	(71.3)
Balance at 31 March 2008:
Cost	17.2	208.9	840.5	82.4	1,149.0
Accumulated depreciation	—	(52.0)	(340.6)	—	(392.6)

Net book value	$17.2	$156.9	$499.9	$82.4	$756.4

Construction in progress consists of plant expansions and upgrades.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Interest related to the construction of major facilities is capitalised and included in the cost of the asset to which it relates. Interest capitalised was US$0.6 million, US$5.3 million and US$5.7 million for the years ended 31 March 2008, 2007 and 2006, respectively. Depreciation expense for continuing operations was US$56.5 million, US$50.7 million and US$45.3 million for the years ended 31 March 2008, 2007 and 2006, respectively.

Included in property, plant and equipment are restricted assets of the AICF with a net book value of US$0.6 million and US$0.4 million as of 31 March 2008 and 2007, respectively.
Asset Impairments
The Company recorded an asset impairment charge of US$13.4 million for the year ended 31 March 2006 related to the closure of its pilot roofing plant. This asset impairment charge was recorded in the Company’s Other segment. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows.
On 31 October 2007, the Company announced plans to suspend production at its Blandon, Pennsylvania plant in the US. The Company recorded an asset impairment charge of US$32.4 million in the year ended 31 March 2008 in its USA Fibre Cement segment. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company. Since the date of the announcement through 31 March 2008, the Company has incurred US$1.4 million of closure related costs. The closure related costs are not included in the asset impairment charge of US$32.4 million and have been included in cost of goods sold and selling, general and administrative expenses in the period incurred.
The Company recorded an asset impairment charge of US$25.4 million in the year ended 31 March 2008 in its Other segment, related to the closure of its Plant City, Florida Hardie Pipe plant. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.
The Company recorded an asset impairment charge of US$13.2 million in the year ended 31 March 2008 related to buildings and machinery utilised to produce materials for the Company’s products. This asset impairment was recorded in its USA Fibre Cement segment. The impaired assets were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.
8. Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2008	2007

Trade creditors	$73.7	$57.7
Other creditors and accruals	33.9	43.1

Total accounts payable and accrued liabilities	$107.6	$100.8

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
9. Short and Long-Term Debt
Debt consists of the following components:

	31 March
(Millions of US dollars)	2008	2007

Short-term debt	$90.0	$83.0
Long-term debt	174.5	105.0

Total debt[1]	$264.5	$188.0

[1]	Total debt at 3.63% and 5.91% weighted average rates at 31 March 2008 and 2007, respectively.
At 31 March 2008, the Company’s credit facilities currently consist of :

	At 31 March 2008
	Total	Principal
Description	Facility	Drawn

(US$ millions)

364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2008	$110.0	$90.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	245.0	174.5

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	45.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	90.0	—

Total	$490.0	$264.5

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each drawn-down period. The Company paid commitment fees in the amount of US$0.4 million and US$0.7 million, respectively for the years ended 31 March 2008 and 2007. At 31 March 2008, there was US$264.5 million drawn under the combined facilities and US$225.5 million was available.
Short-term debt at 31 March 2008 and 31 March 2007 comprised US$90.0 million and US$83.0 million, respectively, drawn under the 364-day facilities. Long-term debt at 31 March 2008 and 31 March 2007 comprised US$174.5 million and US$105.0 million, respectively, drawn under the term facilities.
At 31 March 2008, management believes that the Company was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba Pty Limited, Amaca Pty Limited, ABN 60 Pty Limited and Marlew Mining Pty Limited, (ii) must

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba Pty Limited, Amaca Pty Limited, ABN 60 Pty Limited and Marlew Mining Pty Limited and (iv) has limits on how much it can spend on an annual basis in relation to asbestos payments to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under Amendment FFA.
The Company anticipates being able to meet its future payment obligations for the next 12 months from existing cash, unutilised committed facilities and anticipated future net operating cash flows.
10. Non-Current Other Liabilities
Non-current other liabilities consist of the following components:

	31 March
(Millions of US dollars)	2008	2007

Employee entitlements	$6.4	$11.9
Uncertain tax positions	123.7	0.7
Other	57.4	28.6

Total non-current other liabilities	$187.5	$41.2

11. Product Warranties
The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions are adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.
Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the “Settlement Agreement”) related to its previous roofing products, which are no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is US$2.7 million and US$3.5 million as of 31 March 2008 and 2007, respectively.
The following are the changes in the product warranty provision:

	Years Ended
	31 March
(Millions of US dollars)	2008	2007

Balance at beginning of period	$15.2	$15.5
Accruals for product warranties	10.2	4.4
Settlements made in cash or in kind	(7.9)	(4.9)
Foreign currency translation adjustments	0.2	0.2

Balance at end of period	$17.7	$15.2

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
The “Accruals for product warranties” line item above includes a reduction in the accrual of US$0.5 million and an additional accrual of US$2.0 million for the years ended 31 March 2008 and 2007, respectively, related to the Settlement Agreement. The “Settlements made in cash or in kind” line item above includes settlements related to the Settlement Agreement of US$0.3 million and US$0.2 million for the years ended 31 March 2008 and 2007, respectively.
12. Asbestos
The Amended FFA to provide long-term funding to the AICF was approved by shareholders in February 2007. The accounting policies utilised by the Company to account for the Amended FFA are described in Note 2, Summary of Significant Accounting Policies.
Asbestos Adjustments
The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2008	2007	2006

Change in estimates:
Change in actuarial estimate — asbestos liability	$(175.0)	$50.3	$—
Change in actuarial estimate — insurance receivable	27.4	(22.6)	—
Change in estimate — AICF claims-handling costs	(6.5)	0.8	—
Change in estimate — other	1.2	—	—

Subtotal — Change in estimates	(152.9)	28.5	—

Effect of foreign exchange	(87.2)	(94.5)	—
Tax impact related to the implementation of the Amended FFA	—	(335.0)	—
Initial recording of provision at 31 March 2006	—	—	(715.6)
Other adjustments	—	(4.5)	—

Total Asbestos Adjustments	$(240.1)	$(405.5)	$(715.6)

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Asbestos-Related Assets and Liabilities
Under the terms of the Amended FFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is commonly referred to by the Company as the “Net Amended FFA Liability”.

	31 March
(Millions of US dollars)	2008	2007

Asbestos liability – current	$(78.7)	$(63.5)
Asbestos liability – non-current	(1,497.8)	(1,225.8)

Asbestos liability — Total	(1,576.5)	(1,289.3)

Insurance receivable – current	14.1	9.4
Insurance receivable – non-current	194.3	165.1

Insurance receivable – Total	208.4	174.5

Workers’ compensation asset – current	6.9	2.7
Workers’ compensation asset – non-current	78.5	76.5
Workers’ compensation liability – current	(6.9)	(2.7)
Workers’ compensation liability – non-current	(78.5)	(76.5)

Workers’ compensation – Total	—	—

Deferred income taxes – current	9.1	7.8
Deferred income taxes – non-current	397.1	318.2

Deferred income taxes – Total	406.2	326.0

Income tax payable (reduction in income tax payable)	20.4	9.0
Other net liabilities	(3.4)	(6.3)

Net Amended FFA liability	(944.9)	(786.1)

Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	115.1	146.9

Unfunded Net Amended FFA liability	$(829.8)	$(639.2)

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company will receive an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2008.
The changes in the asbestos liability for the year ended 31 March 2008 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Asbestos liability – 31 March 2007	A$	(1,598.1)	1.2395	$(1,289.3)

Asbestos claims paid[1]		74.3	1.1503	64.6
AICF claims-handling costs incurred[1]		2.8	1.1503	2.4
Change in actuarial estimate[2]		(190.8)	1.0903	(175.0)
Change in estimate of AICF claims-handling costs[2]		(7.1)	1.0903	(6.5)
Effect of foreign exchange				(172.7)

Asbestos liability – 31 March 2008	A$	(1,718.9)	1.0903	$(1,576.5)

Insurance Receivable – Asbestos
The changes in the insurance receivable for the year ended 31 March 2008 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Insurance receivable – 31 March 2007	A$	216.3	1.2395	$174.5

Insurance recoveries[1]		(19.2)	1.1503	(16.7)
Change in estimate[3]		0.2	1.1782	0.2
Change in actuarial estimate[2]		29.9	1.0903	27.4
Effect of foreign exchange				23.0

Insurance receivable – 31 March 2008	A$	227.2	1.0903	$208.4

Deferred Income Taxes – Asbestos
The changes in the deferred income taxes — asbestos for the year ended 31 March 2008 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Deferred tax assets – 31 March 2007	A$	404.1	1.2395	$326.0

Amounts offset against income tax payable[1]		(11.1)	1.1503	(9.6)
Impact of change in actuarial estimates[2]		50.4	1.0903	46.2
Impact of other asbestos adjustments[1]		(0.5)	1.1503	(0.4)
Effect of foreign exchange				44.0

Deferred tax assets – 31 March 2008	A$	442.9	1.0903	$406.2

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Income Tax Payable
A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 March 2008 and 2007, this amount was US$20.4 million and US$9.0 million, respectively. During the year ended 31 March 2008, there was a US$1.7 million favourable effect of foreign exchange.
Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of US$3.3 million and US$4.6 million at 31 March 2008 and 2007, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of the AICF were a net liability of US$0.1 million and US$1.7 million at 31 March 2008 and 2007, respectively. During the year ended 31 March 2008, there was a US$1.0 million favourable adjustment related to changes in estimates of the other net liabilities and a US$0.5 million unfavourable effect of foreign exchange.
Restricted Cash and Short-term Investment Assets of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. During the year ended 31 March 2008, no short-term investments were purchased or sold.
The changes in the restricted cash and cash equivalents and restricted short-term investment assets of the AICF for the year ended 31 March 2008 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Restricted cash and cash equivalents and restricted short-term investment assets – 31 March 2007	A$	182.1	1.2395	$146.9

Asbestos claims paid[1]		(74.3)	1.1503	(64.6)
AICF operating costs paid — claims-handling[1]		(2.8)	1.1503	(2.4)
AICF operating costs paid — non claims-handling[1]		(4.6)	1.1503	(4.0)
Insurance recoveries[1]		19.2	1.1503	16.7
Interest and investment income[1]		10.8	1.1503	9.4
Unrealised loss on investments[1]		(5.1)	1.1503	(4.4)
Other[1]		0.2	1.1503	0.2
Effect of foreign exchange				17.3

Restricted cash and cash equivalents and restricted short-term investment assets – 31 March 2008	A$	125.5	1.0903	$115.1

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate at 31 March 2008 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

[3]	The spot exchange rate at 30 June 2007 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Actuarial Study; Claims Estimate
The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2008. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate under SFAS No. 5. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.4 billion (US$1.3 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.0 billion (US$2.8 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of 31 March 2008 and to adjust for payments made to claimants during the year then ended.
In estimating the potential financial exposure, KPMG Actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
Further, KPMG Actuaries relied on the data and information provided by the AICF and Amaca Claims Services, Amaca Pty Ltd (under NSW External Administration) (“ACS”) and assumed that it is accurate and complete in all material respects. The actuaries have not verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.0 billion (US$0.9 billion) to A$2.1 billion (US$1.9 billion) (undiscounted, but inflated, estimates of A$1.9 billion (US$1.7 billion) to A$5.4 billion (US$5.0 billion)), as of 31 March 2008. It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.
The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2008, KPMG

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.0 billion (US$2.8 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$497.8 million (US$456.6 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$72.7 million (US$66.7 million) of “by claim” or subrogation recoveries from other third parties. In accordance with FIN 39, the Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.
Claims Data
The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Liable Entities. The claims data in this section are only reflective of these Australian asbestos-related personal injury claims against the Liable Entities.
For the years ended 31 March 2008, 2007 and 2006, the following table, provided by KPMG Actuaries, shows the claims filed, the number of claims dismissed, settled or otherwise resolved for each period and the average settlement amount per claim:

	Years Ended 31 March
	2008		2007		2006[1]

Number of claims filed		552		463		346
Number of claims dismissed		74		121		97
Number of claims settled or otherwise resolved		445		416		405
Average settlement amount per settled claim	A$	147,349	A$	166,164	A$	151,883
Average settlement amount per settled claim	US$	128,096	US$	127,165	US$	114,322
The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Years Ended 31 March
	2008		2007		2006 [1]		2005		2004

Number of open claims at beginning of period		490		564		712		687		743
Number of new claims		552		463		346		489		379
Number of closed claims		519		537		502		464		435
Number of open claims at end of period		523		490		556		712		687
Average settlement amount per settled claim	A$	147,349	A$	166,164	A$	151,883	A$	157,594	A$	167,450
Average settlement amount per case closed	A$	126,340	A$	128,723	A$	122,535	A$	136,536	A$	121,642

Average settlement amount per settled claim	US$	128,096	US$	127,163	US$	114,318	US$	116,572	US$	116,123
Average settlement amount per case closed	US$	109,832	US$	98,510	US$	92,229	US$	100,996	US$	84,356

[1]	Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 were not available at the time the Company’s financial statements were prepared.
Under the terms of the Amended FFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
13. Commitment and Contingencies
ASIC Proceedings
In February 2007, the Australian Securities and Investments Commission (“ASIC”) commenced civil proceedings in the Supreme Court of New South Wales (the “Court”) against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varies between individual defendants, the allegations against the Company are confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure, a director’s duty of care and diligence, and engaging in misleading or deceptive conduct in respect of a security.

In the proceedings, ASIC seeks:
•	declarations regarding the alleged contraventions;

•	orders for pecuniary penalties in such amount as the Court thinks fit up to the limits specified in the Corporations Act;

•	orders that former James Hardie group directors or officers Michael Brown, Michael Gillfillan, Meredith Hellicar, Martin Koffel, Peter Macdonald, Philip Morley, Geoffrey O’Brien, Peter Shafron, Gregory Terry and Peter Willcox be prohibited from managing an Australian corporation for such period as the Court thinks fit;

•	an order that the Company execute a deed of indemnity in favour of ABN 60 providing that the Company indemnify ABN 60 for an amount up to a maximum of A$1.9 billion, for such amount as ABN 60, or its directors, consider, after giving careful consideration, is necessary to ensure that ABN 60 is able to pay its debts, as and when they fall due, and for such amount as ABN 60, or its directors, reasonably believe is necessary to ensure that ABN 60 remains solvent; and

•	its costs of the proceedings.
The Company is defending each of the allegations made by ASIC and the orders sought against it in the proceedings, as are the other former directors and officers.
ASIC has indicated that its investigations into other related matters continue and may result in further actions, both civil and criminal. However, it has not indicated the possible defendants to any such actions.
The Company has entered into deeds of indemnity with certain of its directors and officers, as is common practice for publicly listed companies. The Company’s articles of association also contain an indemnity for directors and officers and the Company has granted indemnities to certain of its former related corporate bodies which may require the Company to indemnify those entities against indemnities they have granted their directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, and in relation to the examination of these persons by ASIC delegates. Now that proceedings have been brought against former directors and officers of the James Hardie Group, the Company has and will continue to incur further costs under these indemnities which may be significant. Initially, the Company has obligations, or has offered, to advance funds in respect of defence costs and such advances have been and will continue to be made. Currently, a portion of the defence costs of former directors are being advanced by third parties, with the Company paying the balance. Based upon the information available to it presently, the Company expects this to continue absent any finding of dishonesty against any former director or officer. The Company notes that other recoveries may be available, depending upon the outcome of the ASIC proceedings, including either as a result of a costs order being made against ASIC or, if ASIC is successful in securing civil penalty declarations, as a result of repayments by former directors and officers in accordance with the terms of their indemnities. It is the Company’s policy to expense legal costs as incurred.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the Company could become responsible for other amounts in addition to the defence costs. However, at this stage, the Company believes that although such losses are reasonably possible, the amount or range of such losses are not estimable.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except those items specifically described within these consolidated financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.
Operating Leases
As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2008:

Years ending 31 March:	(Millions of US dollars)

2009	$14.8
2010	13.3
2011	12.4
2012	12.0
2013	8.6
Thereafter	56.7

Total	$117.8

Rental expense amounted to US$10.2 million, US$12.1 million and US$12.5 million for the years ended 31 March 2008, 2007 and 2006, respectively.
Capital Commitments
Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognised as liabilities and generally payable within one year, were US$9.0 million at 31 March 2008.
Readers are referred to Note 12 Asbestos and Note 15 Amended ATO Assessment for additional disclosures of commitments and contingencies.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
14. Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax benefit (expense) for continuing operations consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2008	2007	2006

(Loss) income from continuing operations before income taxes:
Domestic[1]	$80.1	$110.9	$113.7
Foreign	(115.6)	(204.0)	(548.8)

(Loss) income from continuing operations before income taxes	$(35.5)	$(93.1)	$(435.1)

Income tax (expense) benefit:
Current:
Domestic[1]	$(7.1)	$0.4	$(9.0)
Foreign	(102.1)	(63.7)	(91.5)

Current income tax (expense) benefit	(109.2)	(63.3)	(100.5)

Deferred:
Domestic[1]	(0.2)	0.1	(0.3)
Foreign	73.3	307.1	29.2

Deferred income tax (expense) benefit	73.1	307.2	28.9

Total income tax (expense) benefit for continuing operations	$(36.1)	$243.9	$(71.6)

[1]	Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.
Income tax benefit (expense) computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. Income tax benefit (expense) from continuing operations is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2008	2007	2006

Income tax benefit (expense) computed at statutory tax rates	$7.8	$16.2	$121.0
US state income taxes, net of the federal benefit	(1.9)	(6.5)	(7.1)
Asbestos provision	—	242.0	(214.7)
Asbestos — effect of foreign exchange	(27.5)	(24.1)	—
Benefit from Dutch financial risk reserve regime	7.3	8.1	12.7
Expenses not deductible	(3.2)	(1.7)	(3.4)
Non-assessable items	2.7	1.8	1.4
Losses not available for carryforward	(1.4)	(3.2)	(2.6)
Change in reserves	(18.5)	10.4	—
Result of tax audits	—	—	20.7
Change in tax law	—	3.0	—
Other items	(1.4)	(2.1)	0.4

Total income tax (expense) benefit	$(36.1)	$243.9	$(71.6)

Effective tax rate	101.7%	262.0%	16.5%

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2008	2007

Deferred tax assets:
Asbestos liability	$406.2	$326.0
Other provisions and accruals	27.0	33.3
Net operating loss carryforwards	6.3	7.8
Capital loss carryforwards	40.0	35.2
Taxes on intellectual property transfer	6.5	6.5
Prepayments	2.9	7.5
Other	0.8	—

Total deferred tax assets	489.7	416.3
Valuation allowance	(45.1)	(39.7)

Total deferred tax assets, net of valuation allowance	444.6	376.6

Deferred tax liabilities:
Property, plant and equipment	(93.4)	(108.4)
Foreign currency movements	(15.2)	(5.2)
Other	—	(0.1)

Total deferred tax liabilities	(108.6)	(113.7)

Net deferred tax liabilities	$336.0	$262.9

Under SFAS No. 109, “Accounting for Income Taxes”, the Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to all of its Australian net operating loss carryforwards and all of its Australian capital loss carryforwards. The valuation allowance increased by US$5.4 million during the fiscal year 2008 due to foreign currency movements.
At 31 March 2008, the Company had Australian tax loss carryforwards of approximately US$17.7 million that will never expire. At 31 March 2008, the Company had a 100% valuation allowance against the Australian tax loss carryforwards.
At 31 March 2008, the Company had US$133.2 million in Australian capital loss carryforwards which will never expire. At 31 March 2008, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.
At 31 March 2008, the undistributed earnings of non-Dutch subsidiaries approximated US$744.7 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.
Due to the size of the Company and the nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
In fiscal years 2008, 2007 and 2006, the Company recorded income tax benefit of nil, US$10.4 million and US$20.7 million, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.
The Company or one of its subsidiaries files income tax returns in the US federal jurisdiction, and various states and foreign jurisdictions including Australia and the Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to and including tax year 2004. The Company is no longer subject to examinations by the Netherlands tax authority, for tax years prior to tax year 2002. With certain limited exceptions, the Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2000. The Company is currently subject to audit and review in a number of jurisdictions in which it operates and has been advised that further audits will commence in the next 12 months. In particular, the IRS is currently conducting an audit to determine whether the Company is in compliance with the revised US – Netherlands Tax Treaty Limitations on Benefits (“LOB”) provision that entitles it to beneficial withholding tax rates on payments from the US to the Netherlands. The IRS audit determination should be forthcoming during fiscal year 2009. In addition, the ATO is auditing the Company’s Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006. The ATO is working with the Company and the Company’s advisors to conclude its inquiries. It is anticipated that the audits and reviews currently being conducted will be completed within the next 24 months.
Of the audits currently being conducted, none have progressed sufficiently to predict their ultimate outcome. The Company accrues income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.
The Company currently derives significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provides, among other things, new requirements that the Company must meet for the Company to continue to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it is in compliance and should continue qualifying for treaty benefits. However, if during a subsequent tax audit or related process, the Internal Revenue Service (“IRS”) determines that these changes do not meet the new requirements, the Company may not qualify for treaty benefits, its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made and it could be liable for taxes owed from the effective date of the amended treaty provisions.
In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with SFAS No. 109. Unlike SFAS No. 109, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.
The Company adopted FIN 48 on 1 April 2007. The adoption of FIN 48 resulted in the reduction of the Company’s consolidated beginning retained earnings of US$78.0 million. As of the adoption date, the Company had US$39.0 million of gross unrecognised tax benefits that, if recognised, would affect the effective tax rate. As of the adoption date, the Company’s opening accrual for interest and penalties is US$39.7 million.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
During the fourth quarter of fiscal 2008, the Company identified an error in the FIN 48 liability presented in its consolidated financial statements for the quarterly periods ended June 30, 2007, September 30, 2007 and December 31, 2007. The Company incorrectly recorded the interest expense associated with the potential tax liability at the gross amount rather than net of tax. The impacted financial statement line items were correctly stated for the year ended March 31, 2008. Management has concluded that the errors are not material to the financial statements for those periods and that the quarterly financial statement filings for those periods can continue to be relied upon. A summary of the revisions are as follows:

	First Quarter Ended		Second Quarter Ended		Third Quarter Ended
	30 June 2007		30 September 2007		31 December 2007
	Previously		Previously		Previously
	Reported	Revised	Reported	Revised	Reported	Revised

Income tax expense	(36.4)	(35.6)	(27.6)	(26.8)	(8.9)	(8.0)
Net income	39.1	39.9	19.1	19.9	17.1	18.0
Total liabilities	2,070.1	2,056.2	2,085.5	2,070.2	2,208.5	2,192.3
Total other comprehensive income	46.2	47.7	10.2	12.3	33.9	36.0
Shareholders’ equity (deficit)	147.7	161.6	112.4	127.7	(52.6)	(36.4)
A reconciliation of the beginning and ending amount of unrecognised tax benefits is as follows:

Unrecognised tax benefits at 1 April 2007	$39.0
Additions for tax positions of the current year	1.3
Additions for tax positions of prior year	16.0
Foreign translation adjustment	5.6

Unrecognised tax benefits at 31 March 2008	$61.9

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During 2008, the total amount of interest and penalties recognised in tax expense was US$7.3 million.
As of 31 March, 2008 the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$61.9 million and US$47.0 million, respectively.
A number of years may elapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
15. Amended ATO Assessment
In March 2006, RCI Pty Ltd (“RCI”), a wholly owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Australian Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after two remissions of general interest charges (“GIC”) made by the ATO during fiscal year 2007, the total was revised to A$368.0 million and is comprised of the following as of 31 March 2008:

(Millions of dollars)	US$ (1)	A$

Primary tax after allowable credits	$157.8	A$172.0
Penalties (2)	39.4	43.0
General interest charges	140.3	153.0

Total amended assessment	$337.5	A$368.0

[1]	US$ amounts calculated using the A$/US$ foreign exchange spot rate at 31 March 2008.

[2]	Represents 25% of primary tax.
During fiscal year 2007, the Company agreed with the ATO that in accordance with the ATO Receivable Policy, the Company would pay 50% of the total amended assessment being A$184.0 million (US$168.8 million), and provide a guarantee from James Hardie Industries N.V. in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. The Company also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Up to 31 March 2008, GIC totalling A$95.2 million has been paid to the ATO. On 15 April 2008, the Company paid A$3.3 million in GIC in respect of the quarter ended 31 March 2008.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the Company’s objection to the amended assessment. On 11 July 2007, the Company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing date for RCI’s trial is presently scheduled for 8 December 2008.
RCI strongly disputes the amended assessment and is pursuing all avenues of appeal to contest the ATO’s position in this matter. The ATO has confirmed that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 has been reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply. As a result, the ATO reduced the amount of penalty from an automatic 50% of primary tax that would otherwise apply in these circumstances, to 25% of primary tax. In Australia, a reasonably arguable position means that the tax position is about as likely to be correct as it is not correct. The Company and RCI received legal and tax advice at the time of the transaction, during the ATO enquiries and following receipt of the amended assessment. The Company believes that it is more likely than not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company believes that the requirements under FIN 48 for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2008 for the amended assessment.
The Company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated all payments in respect of the amended assessment that have been made up to 31 March 2008 as a deposit and it is the Company’s intention to treat any payments to be made at a later date as a deposit.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
16. Stock-Based Compensation
At 31 March 2008, the Company had the following stock-based compensation plans: the Executive Share Purchase Plan; the Managing Board Transitional Stock Option Plan; the JHI NV 2001 Equity Incentive Plan; the Supervisory Board Share Plan 2006 and the Long-Term Incentive Plan.
Executive Share Purchase Plan
Prior to July 1998, James Hardie Industries Limited (“JHIL”) issued stock under an Executive Share Purchase Plan (the “Plan”). Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally repayable within two years after termination of an executive’s employment. Variable plan accounting under the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” has been applied to the Executive Share Purchase Plan shares granted prior to 1 April 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123R, has been applied to shares granted after 31 March 1995. The Company recorded no compensation expense during the years ended 31 March 2008, 2007 and 2006. No shares were issued under this plan during years ended 31 March 2008, 2007 and 2006.
Managing Board Transitional Stock Option Plan
The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of ordinary shares that may be issued and outstanding or subject to outstanding options under this plan shall not exceed 1,380,000 shares. At 31 March 2008 and 2007, there were 1,320,000 options outstanding under this plan.
On 22 November 2005, the Company granted options to purchase 1,320,000 shares of the Company’s common stock at an exercise price per share equal to A$8.53 to the Managing Directors under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after 22 November 2008 if the total shareholder returns (“TSR”) (essentially its dividend yield and common stock performance) from 22 November 2005 to that date were at least equal to the median TSR for the companies comprising the Company’s peer group, as set out in the plan. In addition, for each 1% increment that the Company’s TSR is above the median TSR, an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following 22 November 2008 and 22 November 2010, the Company will reapply the vesting criteria to those options on that business day.
JHI NV 2001 Equity Incentive Plan
On 19 October 2001 (the grant date), JHI NV granted options to purchase 5,468,829 shares of the Company’s common stock under the JHI NV 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”) to key US executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

		October 2001
	Original	Number	Option
Original Shadow	Exercise	of Options	Expiration
Share Grant Date	Price	Granted	Date

November 1999	A$ 3.82	1,968,544	November 2009
November 2000	A$ 3.78	3,500,285	November 2010

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
As set out in the plan rules, the exercise prices and the number of shares available on exercise are adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices were reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.
Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.
The following table summarises the additional option grants:

	Original	Number	Option
Share Grant	Exercise	of Options	Expiration
Date	Price	Granted	Date

December 2001	A$ 5.65	4,248,417	December 2011
December 2002	A$ 6.66	4,037,000	December 2012
December 2003	A$ 7.05	6,179,583	December 2013
December 2004	A$ 5.99	5,391,100	December 2014
February 2005	A$ 6.30	273,000	February 2015
December 2005	A$ 8.90	5,224,100	December 2015
March 2006	A$ 9.50	40,200	March 2016
November 2006	A$ 8.40	3,499,490	November 2016
March 2007	A$ 8.90	179,500	March 2017
March 2007	A$ 8.35	151,400	March 2017
December 2007	A$ 6.38	5,031,310	December 2017
As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.
The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.
JHI NV Stock Appreciation Rights Incentive Plan
On 14 December 2004, 527,000 stock appreciation rights were granted under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan (“Stock Appreciation Rights Plan”) with an exercise price of A$5.99. In April 2005, 27,000 stock appreciation rights were cancelled. In December 2006, 250,000 of these stock appreciation rights vested and were exercised at A$8.99, the closing price of the Company’s stock on the exercise day. In December 2007, the remaining 250,000 of these stock appreciation rights vested and were exercised at A$6.52, the closing price of the Company’s stock on the exercise day. These rights are accounted for as stock appreciation rights under SFAS No. 123R and, accordingly, compensation expense of US$0.1 million, US$0.5 million and US$0.5 million was recognised in the years ended 31 March 2008, 2007 and 2006, respectively.
Supervisory Board Share Plan
At the 2002 Annual General Meeting, the Company’s shareholders approved a Supervisory Board Share Plan (“SBSP”), which required that all non-executive directors on the Joint Board and Supervisory Board receive shares of the Company’s common stock as payment for a portion of their director fees. The SBSP required that the directors take at least US$10,000 of their fees in shares and allowed directors to receive additional shares in lieu of fees at their discretion. Shares issued under the US$10,000 compulsory component of the SBSP were subject to a two-year escrow that

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
required members of the Supervisory Board to retain those shares for at least two years following issue. The issue price for the shares is the market value at the time of issue. No loans were entered into by the Company in relation to the grant of shares pursuant to the SBSP. During fiscal year 2007, this plan was replaced with the Supervisory Board Share Plan 2006. All remaining shares issued under the SBSP were released from escrow in November 2007.
Supervisory Board Share Plan 2006
At the 2006 Annual General Meeting, the Company’s shareholders approved the replacement of its SBSP with a new plan called the Supervisory Board Share Plan 2006 (“SBSP 2006”). Participation by members of the Supervisory Board in the SBSP 2006 is not mandatory. The SBSP 2006 allows the Company to issue new shares or acquire shares on the market on behalf of the participant. The total remuneration of a Supervisory Board member will take into account any participation in the SBSP 2006 and shares under the SBSP 2006. At 31 March 2008, 61,792 shares had been acquired under this plan.
Long-Term Incentive Plan
At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan (“LTIP”) to provide incentives to members of the Company’s Managing Board and to certain members of its management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to members of the Company’s Managing Board and to Executives. In November 2006, 1,132,000 options were granted under the LTIP to the Managing Board. In August 2007 an additional 1,016,000 options were granted to the Managing Board under the LTIP. The vesting of these options are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue. At 31 March 2008, there were 2,148,000 options outstanding under this plan.
Valuation and Expense Information Under SFAS No. 123R
The Company accounts for stock options in accordance with the fair value provisions of SFAS No. 123R, which requires the Company to estimate the value of stock options issued based upon an option-pricing model and recognise this estimated value as compensation expense over the periods in which the options vest.
The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”). Options granted under the 2001 Equity Incentive Plan and the Managing Board Transitional Stock Option Plan are valued using the Black-Scholes option-pricing model since the vesting of these options is based solely on a requisite service condition. Options granted under the LTIP were valued using the Monte Carlo method since vesting of these options requires that certain target ’performance hurdles’ are achieved.
The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free rate and expected dividends. We estimate the expected term of options granted by calculating the average term from our historical stock option exercise experience. We estimate the volatility of our common stock based on historical daily stock price volatility. We base the risk-free interest rate on US Treasury notes with terms similar to the expected term of the options. We calculate dividend yield using the current management dividend policy at the time of option grant.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
The following table includes the weighted average assumptions and weighted average fair values used for grants valued using the Black-Scholes option-pricing model during the year ended 31 March:

	2008	2007	2006

Dividend yield	5.0%	1.5%	0.9%
Expected volatility	30.0%	28.1%	27.9%
Risk free interest rate	3.4%	4.6%	4.5%
Expected life in years	4.4	5.1	5.6
Weighted average fair value at grant date	A$1.13	A$2.40	A$2.78
Number of stock options	5,031,310	3,830,390	6,584,300
The following table includes the weighted average assumptions and weighted average fair values used for grants valued using the Monte Carlo method during the year ended 31 March:

	2008	2007	2006

Dividend yield	5.0%	1.6%	N/A
Expected volatility	32.1%	28.1%	N/A
Risk free interest rate	4.2%	4.6%	N/A
Weighted average fair value at grant date	A$3.14	A$3.30	N/A
Number of stock options	1,016,000	1,132,000	N/A
Compensation expense arising from stock option grants as estimated using option-pricing models was US$7.7 million, US$5.8 million and US$5.9 million for the years ended 31 March 2008, 2007 and 2006, respectively. As of 31 March 2008, the unrecorded deferred stock-based compensation balance related to stock options was US$9.6 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 1.5 years.
General Share-Based Award Information
The following table summarises all of the Company’s shares available for grant and the movement in all of the Company’s outstanding options:

		Outstanding Options
			Weighted
	Shares		Average
	Available for		Exercise
	Grant	Number	Price
Balance at 31 March 2006	19,836,233	19,513,257	A$6.99

Newly Authorised	3,000,000	—
Granted	(4,962,390)	4,962,390	A$8.42
Exercised	—	(3,988,880)	A$5.96
Forfeited	1,546,950	(1,546,950)	A$7.70

Balance at 31 March 2007	19,420,793	18,939,817	A$7.52

Newly Authorised	—	—
Granted	(6,047,310)	6,047,310	A$6.62
Exercised	—	(606,079)	A$6.33
Forfeited	2,190,811	(2,190,811)	A$7.79

Balance at 31 March 2008	15,564,294	22,190,237	A$7.29

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
The total intrinsic value of stock options exercised was A$1.2 million, A$10.3 million and A$11.5 million for the years ended 31 March 2008, 2007 and 2006, respectively.
The weighted average grant-date fair value of stock options granted was A$1.47, A$2.61 and A$2.78 during the years ended 31 March 2008, 2007 and 2006, respectively.
Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were nil, US$1.8 million and US$2.2 million for the years ended 31 March 2008, 2007 and 2006, respectively.
The following table summarises outstanding and exercisable options as of 31 March 2008:

	(In Australian dollars)
	Options Outstanding				Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average	Aggregate		Average	Aggregate
Exercise		Remaining	Exercise	Intrinsic		Exercise	Intrinsic
Price	Number	Life (in Years)	Price	Value	Number	Price	Value
A$3.09	409,907	2.6	A$3.09	A$1,295,306	409,907	A$3.09	A$1,295,306
3.13	100,435	1.6	3.13	313,357	100,435	3.13	313,357
5.06	660,582	3.7	5.06	787,017	660,582	5.06	787,017
5.99	2,745,625	6.7	5.99	713,862	2,745,625	5.99	713,862
6.30	93,000	6.9	6.30	—	93,000	6.30	—
6.38	4,822,398	9.7	6.38	—	14,286	6.38	—
6.45	901,500	4.6	6.45	—	901,500	6.45	—
7.05	2,280,750	5.7	7.05	—	2,280,750	7.05	—
7.83	1,016,000	9.4	7.83	—	—	—	—
8.35	151,400	9.0	8.35	—	37,850	8.35	—
8.40	3,747,340	8.6	8.40	—	686,349	8.40	—
8.53	1,320,000	7.7	8.53	—	—	—	—
8.90	3,901,100	7.7	8.90	—	2,000,425	8.90	—
9.50	40,200	7.9	9.50	—	20,100	9.50	—

Total	22,190,237	7.7	A$7.29	A$3,109,542	9,950,809	A$6.83	A$3,109,542

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$6.25 as of 31 March 2008, which would have been received by the option holders had those option holders exercised their options as of that date.
17. Share Repurchase Program
On 15 August 2007, the Company announced a share repurchase program of up to 10% of the Company’s issued capital, approximately 46.8 million shares. The Company repurchased 35.7 million shares of common stock during the year ended 31 March 2008. The repurchased shares had an aggregate cost of A$236.4 million (US$208.0 million) and the average price paid per share of common stock was A$6.62 (US$5.83). The US dollar amounts were determined using the weighted average spot rates for the days on which shares were purchased. The Company had not purchased any shares during the period between 1 April 2008 and 22 May 2008. The Company officially cancelled 35.0 million shares on 31 March 2008.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
18. Financial Instruments
Foreign Currency
As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows.
The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2008, there were no material contracts outstanding.
Credit Risk
Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.
The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. At times, these financial instruments may be in excess of insured limits. To minimise this risk, the Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.
The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the mark-to-market value of all contracts outstanding with that counterparty. At 31 March 2008 and 2007, total credit exposure arising from forward exchange contracts was not material.
Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company’s fibre cement products. Credit is extended based on an evaluation of each customer’s financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.
Fair Values
The carrying values of cash and cash equivalents, short-term investments, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarises the estimated fair value of the Company’s long-term debt (including current portion of long-term debt):

	31 March
(Millions of US dollars)	2008		2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Long-term debt:
Floating	$174.5	$174.5	$105.0	$105.0
Fixed	—	—

Total	$174.5	$174.5	$105.0	$105.0

Fair values of long-term debt were determined by reference to the 31 March 2008 and 2007 market values for comparably rated debt instruments.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
19. Operating Segment Information and Concentrations of Risk
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Managing Board of Directors. USA Fibre Cement manufactures and sells fibre cement interior linings, exterior siding and related accessories products in the United States. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centres. Other includes the manufacture and sale of fibre cement reinforced pipes in the United States, fibre cement operations in Europe and roofing operations in the United States. The roofing plant was closed and the business ceased operations in April 2006. On 22 May 2008, the Company announced plans to cease production at its Plant City, Florida Hardie Pipe plant in the US. The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.
Operating Segments
The following are the Company’s operating segments and geographical information:

	Net Sales to Customers [1]
	Years Ended 31 March
(Millions of US dollars)	2008	2007	2006

USA Fibre Cement	$1,144.8	$1,262.3	$1,218.4
Asia Pacific Fibre Cement	298.3	251.7	241.8
Other	25.7	28.9	28.3

Worldwide total	$1,468.8	$1,542.9	$1,488.5

	Loss
	Before Income Taxes
	Years Ended 31 March
(Millions of US dollars)	2008	2007	2006

USA Fibre Cement[2,3]	$268.0	$362.4	$342.6
Asia Pacific Fibre Cement[2]	50.3	39.4	41.7
Research and Development[2]	(18.1)	(17.1)	(15.7)
Other[4]	(32.8)	(9.3)	(26.5)

Segments total	267.4	375.4	342.1
General Corporate[5,6]	(304.0)	(462.0)	(777.0)

Total operating loss	(36.6)	(86.6)	(434.9)
Net interest income (expense)[7]	1.1	(6.5)	(0.2)

Worldwide total	$(35.5)	$(93.1)	$(435.1)

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements

	Total Identifiable Assets
	Years Ended 31 March
(Millions of US dollars)	2008	2007

USA Fibre Cement	$835.8	$893.0
Asia Pacific Fibre Cement	218.3	199.3
Research and Development	13.9	10.9
Other	10.6	41.6

Segments total	1,078.6	1,144.8
General Corporate[8,9]	1,101.3	983.3

Worldwide total	$2,179.9	$2,128.1

Geographic Areas

	Net Sales to Customers [1]
	Years Ended 31 March
(Millions of US dollars)	2008	2007	2006

USA	$1,153.1	$1,279.4	$1,233.7
Australia	198.6	169.0	164.5
New Zealand	67.3	54.4	53.6
Other Countries	49.8	40.1	36.7

Worldwide total	$1,468.8	$1,542.9	$1,488.5

	Total Identifiable Assets
	Years Ended 31 March
(Millions of US dollars)	2008	2007

USA	$846.6	$935.7
Australia	139.0	127.1
New Zealand	26.1	23.1
Other Countries	66.9	58.9

Segments total	1,078.6	1,144.8
General Corporate[8,9]	1,101.3	983.3

Worldwide total	$2,179.9	$2,128.1

[1]	Export sales and inter-segmental sales are not significant.

[2]	Research and development costs of US$7.4 million, US$10.8 million and US$13.2 million in fiscal years 2008, 2007 and 2006, respectively, were expensed in the USA Fibre Cement segment. Research and development costs of US$1.6 million, US$1.8 million and US$2.3 million in fiscal years 2008, 2007 and 2006, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$18.0 million, US$13.0 million and US$12.3 million in fiscal years 2008, 2007 and 2006, respectively, were expensed in the Research and Development segment. Research and Development costs of US$0.3 million, US$0.3 million and US$0.9 million in fiscal years 2008, 2007 and 2006, respectively, were expensed in the Other segment. The Research and Development segment also included selling, general and administrative expenses of US$0.1 million, US$4.1 million and US$3.4 million in fiscal years 2008, 2007 and 2006, respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Research and development expenditures are expensed as incurred and in total amounted to US$27.3 million, US$25.9 million and US$28.7 million for the years ended 31 March 2008, 2007 and 2006, respectively.

[3]	Included in USA Fibre Cement for the year ended 31 March 2008 are asset impairment charges of US$45.6 million and impairment related costs totaling US$ 1.4 million.

[4]	Included in the Other segment for the years ended 31 March 2008 and 2006 are asset impairment charges of US$25.4 million and US$13.4 million, respectively. Also included in the Other segment for the year ended 31 March 2008, are impairment related costs totaling US$1.8 million.

[5]	The principal components of General Corporate are officer and employee compensation and related benefits; professional and legal fees; administrative costs; and rental expense, net of rental income, on the Company’s corporate offices. Also included in General Corporate are unfavourable asbestos adjustments of US$240.1 million, US$405.5 million and US$715.6 million in fiscal years 2008, 2007 and 2006, respectively and AICF SG&A expenses of US$4.0 million, nil and nil in fiscal years 2008, 2007 and 2006, respectively.

[6]	Includes costs of nil, US$13.6 million and US$17.4 million for SCI and other related expenses in fiscal years 2008, 2007 and 2006, respectively.

[7]	The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest income (expense) is AICF interest income of US$9.4 million, nil and nil in fiscal years 2008, 2007 and 2006, respectively. See Note 12.

[8]	The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

[9]	Asbestos-related assets at 31 March 2008 and 31 March 2007 are US$817.1 million and US$727.6 million, respectively, and are included in the General Corporate segment. See Note 12.
Concentrations of Risk
The distribution channels for the Company’s fibre cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows. The Company has three major customers that individually account for over 10% of the Company’s net sales.
These three customers’ accounts receivable represented 42% and 58% of the Company’s trade accounts receivable at 31 March 2008 and 2007, respectively. The following are gross sales generated by these three customers, which are all from the USA Fibre Cement segment:

			Years Ended 31 March
(Millions of US dollars)	2008		2007		2006

		%		%		%
Customer A	$431.3	27.9	$446.3	26.7	$426.2	35.0
Customer B	108.2	7.0	172.3	10.3	168.5	13.8
Customer C	167.3	10.8	168.9	10.1	156.6	12.9

Total	$706.8		$787.5		$751.3

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Approximately 22% of the Company’s fiscal year 2008 net sales from continuing operations were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.
20. Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2008	2007	2006

Pension and post-retirement benefit adjustments
(net of US$1.0 million and US$1.2 million tax benefit, respectively)	$(2.1)	$(2.7)	$—
Unrealised loss on restricted short-term investments	(4.4)	—	—
Foreign currency translation adjustments	23.4	8.1	(28.4)

Total accumulated other comprehensive income	$16.9	$5.4	$(28.4)

21. Related Party Transactions
JHI NV Directors’ and Former Directors’ Securities Transactions
The Company’s Directors (and Former Directors’ for the relevant year) and their director-related entities held an aggregate of 275,426 ordinary shares and 210,530 ordinary shares at 31 March 2008 and 2007, respectively, and options to acquire 4,750,544 ordinary shares and 3,914,544 ordinary shares at 31 March 2008 and 2007, respectively.
Supervisory Board members (other than Mr J Loudon) on 14 March 2008 participated in an acquisition of shares at A$5.7352, under the terms of the Supervisory Board Share Plan 2006 which was approved by JHI NV shareholders on 17 August 2007. Mr J Loudon, Mr M Hammes and Mr R Chenu also made on market-purchases during fiscal year 2008. Directors’ acquisitions were as follows:

	On Market
	Purchases/(Sales)	SBSP

Non-Executive Directors
M Hammes	9,000	6,859
B Anderson	—	6,124
D Andrews	—	3,903
D DeFosset	—	10,377
J Loudon	6,300	—
D McGauchie AO	—	5,803
R van der Meer	—	4,410
C Walter AM	—	5,032

Executive Directors
L Gries	—	n/a
R Chenu	5,000	n/a

Former Directors
J Barr	—	7,667
B Butterfield	(90,000)	n/a

James Hardie Industries N.V. and Subsidiaries
Notes to Consolidated Financial Statements
Mr B Butterfield separated from the company and resigned as a Managing Board member effective 30 September 2007. As a result of the separation, 90,000 of his 621,000 options to acquire ordinary shares were cancelled. In December 2007, Mr Butterfield exercised options to acquire 90,000 additional ordinary shares and sold the underlying shares.
Other than Mr Butterfield, no Director or Former Director, or their director-related entities, disposed of any shares in the Company.
The JHI NV dividends paid to Directors and their related entities were on the same terms and conditions that applied to other holders.
Existing Loans to the Company’s Directors and Directors of James Hardie Subsidiaries
At 31 March 2008 and 2007, loans totaling US$29,267 and US$30,774, respectively, were outstanding from certain executive directors or former directors of subsidiaries of JHI NV under the terms and conditions of the Executive Share Purchase Plan (the “Plan”). Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralised by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the Plan or otherwise, and no modifications to existing loans have been made since December 1997.
During fiscal year 2008, repayments totaling US$5,419 were received in respect of the Plan from AT Kneeshaw and DAJ Salter. During fiscal year 2005, an executive director of a subsidiary resigned with loans outstanding of US$117,688. Under the terms of the Plan, this director had two years from the date of his resignation to repay such loan. The loan was repaid in full in the year ended 31 March 2007. During fiscal year 2007, an executive director of a subsidiary resigned with loans outstanding of US$14,123 and during fiscal year 2008, an executive director of a subsidiary resigned with loans outstanding of US$16,075 . Under the terms of the Plan, each loan must be repaid within two years from the date of their respective resignations.
Payments Made to Directors and Director Related Entities of JHI NV during the Year
Deputy Chairman DG McGauchie AO is a director of Telstra Corporation Limited from whom the Company purchases communications services. Supervisory Board Director R van der Meer is Supervisory Board director of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide various financial services to the Company . All transactions were in accordance with normal commercial terms and conditions. It is not considered that these Directors had significant influence over these transactions.
Payments made to Director and Director Related Entities of Subsidiaries of JHI NV
The Company has subsidiaries located in various countries, many of which require that at least one director be a local resident. All payments described below arise because of these requirements.
Payments of US$4,507 and US$4,507 for the years ended 31 March 2008 and 2007, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr JJ Vella was a director of one of the Company’s subsidiaries. The payments were in respect of legal services and were negotiated in accordance with usual commercial terms and conditions.
Payments totaling US$5,979 and US$5,364 for the years ended 31 March 2008 and 2007, respectively, were made to Bernaldo, Mirador and Directo Law Offices. R Bernaldo is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

James Hardie Industries N.V. and Subsidiaries
This Financial Report forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Media Release, Management Presentation and Management’s Analysis of Results.
Disclaimer
This Financial Report of results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:
–	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

–	expectations concerning the costs associated with the suspension of operations at the Company’s Blandon, Pennsylvania and Plant City, Florida plants;

–	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the Australian Securities and Investments Commission;

–	statements regarding tax liabilities and related proceedings;

–	expectations that the Company’s credit facilities will be extended or renewed;

–	projections of the Company’s operating results or financial condition;

–	statements regarding the Company’s plans, objectives or goals, including those relating to competition, acquisitions, dispositions and the Company’s products;

–	statements about the Company’s future performance; and

–	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of the Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of product customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters. The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and the Company undertakes no duty to update or revise any such statements.